Exhibit 10.1

ASSET PURCHASE AGREEMENT

by and among

ZALE CORPORATION,

ZALE DELAWARE, INC.,

TXDC, L.P.,

FINLAY FINE JEWELRY CORPORATION

and, for limited purposes,

FINLAY ENTERPRISES, INC.

September 27, 2007

i

ii

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of September 27, 2007, by and among Zale Corporation, a Delaware corporation (“Parent”), Zale Delaware, Inc., a Delaware corporation (“Opco”), TXDC, L.P., a Texas limited partnership (“Inventory Company,” and, together with Opco, “Sellers”), Finlay Fine Jewelry Corporation, a Delaware corporation (“Purchaser”) and, for limited purposes, Finlay Enterprises, Inc., a Delaware corporation (“Finlay”).

PRELIMINARY STATEMENT

WHEREAS, Sellers currently own certain assets that are operated as a division known as the Bailey Banks & Biddle brand (the “Business”);

WHEREAS, the Business is engaged in the business of operating as a specialty retailer of fine jewelry; and

WHEREAS, Sellers and Purchaser wish to provide for the sale to Purchaser of the Acquired Assets and the assumption by Purchaser of the Assumed Liabilities (as such terms are hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I
Purchase and Sale of Acquired Assets; Assumption of Assumed Liabilities

SECTION 1.1  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing and for the consideration specified in this Article I, Sellers agree to sell, assign, transfer, convey and deliver to Purchaser all of their right, title and interest in, to and under the Acquired Assets free and clear of all Liens, other than Permitted Liens and the Assumed Liabilities as of the Effective Time, and Purchaser agrees to purchase, acquire and accept from Sellers all such right, title and interest in, to and under the Acquired Assets free and clear of all Liens, other than Permitted Liens and to assume, be responsible for and perform when due all the Assumed Liabilities.

SECTION 1.2  Acquired Assets and Excluded Assets

(a)  Except as set forth below or in Section 1.2(b), the term “Acquired Assets” shall mean all right, title and interest of Sellers as of the Effective Time in, to and under all of Sellers’ assets, privileges, claims, rights and properties of whatever kind or nature, real and personal, tangible and intangible, absolute or contingent, owned, held or leased by Sellers exclusively related to or primarily used in the operation of the Business, including, but not limited to, the following assets (even if they are not exclusively related to or primarily used in the Business):

(i)  subject to the terms of Sections 1.3(c) and 5.4 all leaseholds and other interests in real property of Sellers listed on Schedule 1.2(a)(i), together with Sellers’ right, title and interest in and to all improvements, facilities, fixtures and all other appurtenances thereto (the “Real Property”);

(ii)  all furniture, machinery, equipment, and personal property owned by Sellers that is located at the Real Property, including without limitation, all counters, countertops, tables, chairs, shelving, countertop fixtures, showcases, case elements, display equipment, jewelry fixtures, mirrors, floors, floor coverings, signholders and signs, lamps, chandeliers and special lighting fixtures, wall coverings, diamond/cz checkers, safes and associated combinations, locks and associated keys, alarm system equipment, telephone equipment, calculators, point of sale terminals, photocopy and facsimile equipment, repair and other tools, other movable personal property and special décor (the “Personal Property”);

(iii)  all fine jewelry, watches, giftware, raw materials, work in process, and other merchandise that are held for or in connection with the Business and that are located in Sellers’ central office and distribution center in Dallas/Fort Worth, Texas (the “Distribution Center”) or at the Real Property or are in transit to either, but excluding merchandise held on consignment (the “Inventory”);

(iv)  all of Sellers’ and Parent’s store-level data, including all data relating to the Leases (as hereinafter defined) used in connection with Accruent Retail Lease Administration software as well as any documentation relating to Lease extensions, renewals, proposed modifications, store relocations and closures (the “Seller Data”);

(v)  all goodwill relating to the operation of the Business, if any, and all advertising and promotional materials and all other printed or other written materials exclusively related to or primarily used in connection with the operation of the Business;

(vi)  subject to the terms of Sections 1.3(c) and 5.4, the contracts, distribution arrangements, vendor, sales, purchase, advertising and similar agreements, equipment leases, Leases, gift cards, layaway arrangements, independent contractor agreements, consignment agreements and arrangements transferred in accordance with Section 7.3 hereof, other agreements and business arrangements (written or oral) to which either Seller or Parent is a party and that are exclusively related to or primarily used in connection with the operation of the Business (the “Contracts”);

(vii)  the trademarks, service marks and trade names owned by Sellers or Parent and listed on Schedule 1.2(a)(vii), and any registrations or applications therefor and the goodwill appurtenant thereto (the “Specified Marks”);

(viii)  the domain names, copyrights, copyright registrations, and copyright licenses listed on  Schedule 1.2(a)(viii) and all inventions, trade secrets, confidential know-how, formulae, processes and procedures exclusively related to or primarily used in connection with the Business; provided, however, that Sellers shall retain a perpetual, royalty free non-exclusive right and license to use, sell, lease, license, reproduce, distribute and modify all trade secrets, confidential know-how, formulae, processes and procedures which are also currently being used by Sellers in its other businesses, which license shall be transferable in the event of the sale or transfer of part or all the assets or stock of Sellers;

(ix)  the permits, certifications, franchises, licenses, consents, approvals and authorizations and all pending applications therefor, whether federal, state or local, held by Sellers or Parent relating exclusively to or primarily used in connection with the operation of the Business (“Permits”) that are listed on Schedule 1.2(a)(ix), to the extent their transfer is permitted under applicable laws;

(x)  all product packagings, bags, watch and jewelry boxes, cases, packing materials, sales checks and other forms, paper products, business cards and thank you notes, cleaning and polishing materials and cloths and other supplies located at the Real Property or that otherwise are exclusively related to or primarily used in connection with the operation of the Business (the “Supplies”);

(xi)  copies  of Sellers’ and Parent’s books and records that are exclusively related to or primarily used in the operation of the Business including inventory records and lists, price lists, maintenance files, customer complaints and inquiry files, marketing information, sales records, records (if any) pertaining to customers (including purchase histories) and accounts, and lists and records pertaining to suppliers;

(xii)  to the extent assignable, any telephone lines at the Real Property;

(xiii)  any cash in the form of legal currency of the United States on hand at any of the locations of the Business that is used as petty cash in the ordinary course of the operation of the Business (“Petty Cash”);

(xiv)  any deposits related exclusively to the Real Property and, subject to the proration provisions contained in Section 5.11, any current prepaid expenses or other similar assets exclusively related to the operation of the Business;

(xv)  (A)  all rights, claims, causes of action, recoveries and rights of reimbursement (whether known or unknown) arising out of or primarily related  to the Business or the Acquired Assets or, except as set forth in Section 1.3(b)(x), the Assumed Liabilities, and (B) all claims and proceeds under Sellers’ or Parent’s insurance policies arising from or relating to the Acquired Assets or the Assumed Liabilities occurring or otherwise relating to losses occurring during the period from the date hereof until the Effective Time (or at such later date when such Acquired Asset or Assumed Liability is transferred in accordance with Section 5.4), provided, however, that Sellers shall be entitled to first satisfy from any such proceeds any losses covered by such insurance incurred by Sellers with respect to the Acquired Assets or the Assumed Liabilities from the date hereof until the Effective Time (or at such later date when such Acquired Asset or Assumed Liability is transferred in accordance with Section 5.4), and any deductible applicable specifically to such losses shall be shared by the parties in proportion to the proceeds received;

(xvi)  all merchandise on consignment to be transferred to Purchaser pursuant to Section 7.3; and

(xvii) to the extent transferable under applicable law, all personnel files, workers’ compensation files, employee medical files and other employee books, operating manuals and records, and affirmative action plans and related books and records pertaining to the Transferring Employees.

                Notwithstanding the foregoing, the transfer of the Acquired Assets pursuant to this Agreement shall not include the assumption of any obligation or liability related to the Acquired Assets unless Purchaser expressly assumes that obligation or liability pursuant to Section 1.3(b).

(b)  Notwithstanding anything in this Agreement to the contrary, all assets, properties and rights of Sellers or any of their affiliates not specifically identified as Acquired Assets pursuant to Section 1.2(a) and the following assets, properties and rights of Sellers or any of their affiliates (collectively, the “Excluded Assets”), shall be excluded from and shall not constitute any part of the Acquired Assets:

(i)  other than Petty Cash, all cash and cash equivalents on hand or in banks, all bank accounts, all lock box receipts and lock boxes and all certificates of deposit and other bank deposits owned or held by Sellers or any of their affiliates;

(ii)  all accounts receivable (the “Accounts Receivable”);

(iii)  all rights of Sellers or any of their affiliates under this Agreement and the Ancillary Documents to which they are a party, qualifications to conduct business, taxpayer and other identification numbers, corporate seals, minute books, stock transfer records, and any other document relating to the organization, maintenance or existence of Sellers as legal entities, and all records of Sellers pertaining to the Excluded Assets and the Excluded Liabilities;

(iv)  (A)  all records prepared in connection with the sale of the Business, including bids received from third persons and analyses relating to the Business, and (B) any confidential information of third parties that is contained within records relating to the Business and that is not part of the Acquired Assets, or otherwise held under an obligation of confidentiality not assumed by Purchaser pursuant to this Agreement or for which consent for such assumption is necessary and not obtained;

(v)  all rights, claims, causes of action, recoveries and rights of reimbursement arising out of, relating to or otherwise in any way in respect of the Excluded Liabilities or the Excluded Assets, including, except as provided in Section 1.2(a)(xv),  rights, claims, causes of action and recoveries under insurance policies relating thereto or to the Business;

(vi)  all rights to and all claims available to or being pursued by Sellers or any of their affiliates for refunds of or credits against Taxes attributable to Sellers or any of their affiliates arising out of, relating to or otherwise in any way in respect of Pre-Closing Tax Periods (determined as if such taxable period ended as of the Effective Time);

(vii)  any consolidated, combined, unitary or separate company Tax Return arising out of, relating to or otherwise in any way in respect of Taxes that includes Sellers or any of their affiliates and records and work papers used in preparation thereof;

(viii)  all rights of Sellers or any of their affiliates arising out of, relating to or otherwise in any way in respect of any Intercompany Accounts;

(ix)  any asset arising out of, relating to or otherwise in any way in respect of any benefit plan of Sellers, including, but not limited to, the right to receive assets of any such plan upon termination thereof;

(x)  all Intellectual Property not specifically included in the Acquired Assets, including without limitation the items listed on Schedule 1.2(b)(x);

(xi)  all personnel files, workers’ compensation files, employee medical files and other employee books, operating manuals and records, and affirmative action plans and related books and records pertaining to the Employees, except that copies of such information shall be provided to Purchaser to the extent it relates to Transferring Employees and is transferable under applicable law;

(xii)  all policies of insurance of Sellers or any of their affiliates and, except as provided in Section 1.2(a)(xv), all of the rights of Sellers or any of their affiliates thereunder;

(xiii)  all assets, properties and rights of Sellers or any of their affiliates identified on Schedule 1.2(b)(xiii); and

(xiv)  any computer equipment or computer software used in connection with the operation of the Business that is not located at the Real Property or on the point of sale terminals.

SECTION 1.3  Assumption of Liabilities.

(a)  Except as set forth below, upon the terms and subject to the conditions of this Agreement, Purchaser hereby agrees to assume, from and after the Effective Time, and agrees at all times thereafter to be responsible for, pay, perform and discharge when due only the following liabilities, obligations and commitments, whether contingent or otherwise (collectively, the “Assumed Liabilities”):

(i)  all obligations and liabilities arising out of consumer warranties, diamond bonds, trade-in obligations, store credits, merchandise returns and jewelry care plans;

(ii)  all obligations and liabilities arising out of, relating to or otherwise in any way in respect of all Contracts, excluding liabilities occurring or relating to the period prior to the Effective Time or resulting from any breach arising out of the assignment of such Contracts;

(iii)  Sellers’ liabilities and obligations for capital expenditures and other costs to be paid after the Effective Time and made consistent with Section 5.1 hereof  for the acquisition, renovation or repair of fixed or capital assets of the Business that are also Acquired Assets;

(iv)  to the extent provided in Article VI, all obligations and liabilities arising out of, relating to or otherwise in any way in respect of any Transferring Employee with respect to periods from and after the Effective Time, but excluding any liabilities or obligations that are Excluded Liabilities as provided in Section 1.2(b)(vi);

(v)  all obligations and liabilities arising out of, relating to or otherwise in any way in respect of Taxes attributable to the Business and the Acquired Assets for all taxable periods from and after the Effective Time;

(vi)  all obligations and liabilities arising out of, relating to or otherwise in any respect of Permitted Liens, but only to the extent that any such Permitted Lien relates to an Assumed Liability under Section 1.3(a)(ii) or Section 1.3(a)(iii) hereof; and

(vii)  all obligations and liabilities identified on Schedule 1.3(a)(vii).

Except as expressly provided in this Agreement or in the Ancillary Documents, Purchaser shall not assume or be liable, nor be deemed to have assumed or be liable for, any liability or obligation of the Sellers or Parent of any nature whatsoever.

(b)  Purchaser will not assume any liabilities of Sellers or Parent or any of their affiliates other than the Assumed Liabilities (all such liabilities that are not being assumed by Purchaser, the “Excluded Liabilities”), including, but not limited to, the following liabilities:

(i)  except as otherwise specifically provided in Section 1.3(a), any obligations or liabilities of Sellers or any of their affiliates to the extent arising out of, relating to or otherwise in any way in respect of the Excluded Assets;

(ii)  all obligations and liabilities arising out of, relating to or otherwise in any way in respect of the merchandise sold on or prior to the Effective Time,  except for consumer warranties, diamond bonds, trade-in obligations, store credits, merchandise returns and jewelry care plans assumed pursuant to Section 1.3(a)(i);

(iii)  all accounts payable and accrued expenses and liabilities (except for the portion of such expenses or liabilities that are subject to proration as provided in Section 5.11) owed by Sellers or Parent in connection with the Business occurring or relating to the period prior to the Effective Time or resulting from the transactions contemplated by this Agreement;

(iv)  any obligations or liabilities of Sellers or any of their affiliates arising out of, relating to or otherwise in any way in respect of any Intercompany Accounts;

(v)  any obligations or liabilities of Sellers or any of their affiliates arising out of, relating to or otherwise in any way in respect of this Agreement or the Ancillary Documents;

(vi)  any obligations or liabilities arising out of, relating to, or otherwise in any way in respect of employment by Sellers of any employee or former employee prior to the Effective Time, any incident or event occurring during the term of employment by Sellers of any employee or former employee, or any injury suffered or illness contracted or any exposure to any substance or condition by any such employee or former employee while so employed by Sellers or Parent  at or prior to the Effective Time, in each case whether or not such employee or former employee is later employed by Purchaser;

(vii)  any obligations or liabilities arising out of, relating to or otherwise in any way in respect of any Employee Benefit Plans or any other “employee benefit plan” (as defined in Section 3(3) of ERISA) sponsored, maintained or contributed by (or with respect to which any obligation to contribute has been undertaken) any of the Sellers, Parent or any ERISA Affiliate;

(viii)  all obligations and liabilities arising out of Contracts occurring or relating to the period prior to the Effective Time or resulting from the transactions contemplated by this Agreement (excluding any liabilities relating to rent increase provisions set forth in the Leases);

(ix)  (A) any Tax liabilities of Sellers and (B) any liabilities for Taxes related to the Business or the Acquired Assets related to the Pre-Closing Tax Periods.  For the avoidance of doubt, the parties acknowledge that the Tax liabilities related to the Business or the Acquired Assets related to the Post-

Closing Periods are not Excluded Liabilities and further, for the avoidance of doubt, the liability for Transfer Taxes incurred as a consequence of the transactions contemplated by the Agreement is governed by Section 5.10(b);

(x)  any liability or obligation arising out of any cause of action or judicial or administrative action, suit, proceeding, investigation or any other liability relating to any event occurring, or facts, circumstances or conditions existing prior to the Effective Time (whether known or unknown and whether asserted before or after the Closing Date), including any currently pending causes of action or judicial or administrative actions, suits, proceedings or investigations (including those listed on Schedules 3.7 and 3.18), regardless of whether such obligation or liability would constitute a breach of a representation or warranty of Parent or Sellers set forth in this Agreement or any Ancillary Document; and

(xi)  all other liabilities or obligations of Parent or Sellers not acquired or assumed by Purchaser pursuant to this Agreement, whether or not pertaining to the Business.

                (c)  Notwithstanding anything to the contrary contained herein, but subject to the provisions of Section 5.4, this Agreement shall not operate to assign any Acquired Asset or any claim, right or benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of any Governmental Entity or any other Person, would constitute a breach, default or other contravention or a violation of applicable law.  Sellers and Purchaser shall each use commercially reasonable efforts to obtain the consent of such Persons for the assignment thereof to Purchaser prior to the Closing (it being understood that the failure to obtain such consents shall not relieve any party from its obligation to consummate the Closing of the transactions contemplated by this Agreement except to the extent provided in Section 8.1) and otherwise shall comply with the provisions of Section 5.4.

                (d)  Notwithstanding that Excluded Liabilities include (i) all gift cards issued prior to the Effective Time to the extent not redeemed by the Effective Time (“Previously Issued Gift Cards”) and (ii) all layaways as of the Effective Time (“Previously Issued Layaways”), Purchaser agrees to honor, subject to the terms and provisions of Section 5.20 hereof, such Previously Issued Gift Cards and fulfill all Previously Issued Layaways following the Effective Time.  Purchaser’s performance with respect to such Previously Issued Gift Cards and Previously Issued Layaways after the Closing shall not be deemed an assignment or transfer to Purchaser of the obligations and liabilities of Sellers thereunder.  The parties acknowledge that Sellers have collected all cash with respect to the Previously Issued Gift Cards and Previously Issued Layaways and any obligations pertaining to compliance with laws with respect thereto, including the laws of escheat, shall remain the obligation of Sellers or their affiliates.

SECTION 1.4  Purchase Price.

The aggregate purchase price for the Acquired Assets shall be the sum of (i) $200,000,000.00, plus (ii) the assumption of the Assumed Liabilities minus (iii) any adjustments specified on Schedule 1.4 (collectively, the “Purchase Price”), payable as set forth in Section 2.2(b)(i), except that any adjustment specified in Schedule 1.4 shall be determined as set forth therein.

ARTICLE II
The Closing

SECTION 2.1  Closing Date.  The closing of the sale and transfer of the Acquired Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Troutman Sanders, LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY  10174, at 11:00 a.m., local time, on (a) the last Business Day of Sellers’ fiscal month in which the last of the conditions set forth in Article VIII are (and remain as of the last day of such fiscal month of Sellers satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (b) such other time, date or place as Sellers and Purchaser may agree in writing.  (The date on which the Closing shall occur is herein referred to as the “Closing Date.”)  The Closing shall be deemed to have occurred, for all purposes, as of the Effective Time.

SECTION 2.2  Transactions to be Effected at the Closing.

(a)  At the Closing, Parent and Sellers, as the case may be, shall deliver or cause to be delivered to Purchaser the following:

(i)  such appropriately executed bills of sale, assignments and other instruments of transfer as shall be necessary for the sale, assignment, transfer, conveyance and delivery as contemplated by this Agreement of the Acquired Assets (it being understood that any such bill of sale, assignment or other instrument shall not provide for any representations or warranties or any obligations or liabilities that are not otherwise expressly provided for in this Agreement);

(ii)  a duly executed copy of each of the Ancillary Documents to be executed at the Closing to which Sellers or any of their affiliates are parties; and

(iii)  such other instruments or documents, the delivery of which is a condition to Closing, as Purchaser may reasonably request (it being understood that any such other instrument or document shall not provide for any representations or warranties or any obligations or liabilities that are not otherwise expressly provided for in this Agreement).

(b)  At the Closing, Purchaser shall deliver or cause to be delivered (or, with respect to Section 2.2(b)(i), Finlay shall cause Purchaser to deliver) to Sellers the following:

(i)  by wire transfer to an account designated in writing by Sellers prior to the Closing, immediately available U.S. funds in an amount equal to the cash portion of the Purchase Price specified in Section 1.4(i);

(ii)  such appropriately executed assumption agreements and other instruments of assumption providing for Purchaser’s assumption of, and indemnification of Parent and Sellers and their affiliates from and against, the Assumed Liabilities as contemplated by this Agreement (it being understood that any such agreement or instrument shall not provide for any representations or warranties or any obligations or liabilities that are not otherwise expressly provided for in this Agreement);

(iii)  such other instruments or documents, the delivery of which is a condition to Closing, as Sellers may reasonably request (it being understood that any such other instrument or document shall not provide for any representations or warranties or any obligations or liabilities that are not otherwise expressly provided for in this Agreement); and

(iv)  a duly executed copy of each of the Ancillary Documents to be executed at Closing to which Purchaser or any of its affiliates is a party.

Section 2.3  Inventory True-Up.

(a)  Beginning ten days prior to the scheduled Closing Date, representatives of Purchaser and Sellers, supervised or observed, if requested by either Purchaser or Sellers (and at the requesting party’s sole expense), by Grant Thornton LLP, shall conduct a physical count of the Inventory at the Real Property and the Distribution Center such physical count to be brought forward and adjusted (utilizing perpetual inventory records) through the close of business immediately prior to the Effective Time, using methodology consistent with past practices and GAAP principles (“Inventory Count”).  It is acknowledged and agreed that all expenses incurred by and all sales made by the Business on and after the Effective Time shall be for the account and benefit of Purchaser. The value of the Inventory (the “Closing Inventory Value”) shall be determined based on Sellers’ cost for such Inventory as reflected on Sellers’ books and records (including freight in and freight out, excluding reserves).  In connection with the calculation of the Closing Inventory Value, Purchaser and its independent accountants, if requested by Purchaser, will have reasonable access to all requisite accounting and other records of Sellers and to the Real Property and the Distribution Center, if necessary. The parties will use their respective reasonable best efforts to complete an estimate of said count by no later than one day prior to Closing. The Inventory Count shall be completed no later than three days after the Closing.  If the parties cannot agree upon the Closing Inventory Value based upon the Inventory Count three days after the Closing, the parties shall submit such matter to a mutually agreed upon third party for review and resolution, with the fees and expenses thereof to be shared equally by the parties; and any determination by such party shall be final and binding upon the parties.

                (b)  Immediately following the determination of the Closing Inventory Value, but in no event later than three Business Days after the Closing Date, Purchaser or Sellers, as the case may be, shall pay (or in the event that Purchaser shall be obligated to pay, Finlay shall cause Purchaser to pay) by wire transfer to the other party immediately available U.S. funds in an amount equal to the excess or shortfall, as the case may be, of the Closing Inventory Value as compared to $189,000,000, subject to a maximum payment by Purchaser of $26,000,000.  Notwithstanding the foregoing, to the extent that all or a portion of the Closing Inventory Value is being disputed in good faith, the disputed portion shall not be payable at the time specified in the preceding sentence but instead shall become due and shall be paid within three (3) Business Days following the resolution of such dispute.  If not paid when due, interest shall accrue on the amount due at a rate equal to the lesser of (a) 12% per annum or (b) the maximum rate permitted by law.

ARTICLE III
Representations and Warranties of Parent and Sellers

Parent and Sellers hereby jointly and severally represent and warrant to Purchaser, subject to such qualifications and exceptions as are disclosed in writing in the applicable Schedules as follows:

                SECTION 3.1  Organization, Standing and Power.  Parent and Opco are corporations duly organized, validly existing and in good standing under the laws of their state of organization.  Inventory Company is a limited partnership duly organized, validly existing and in good standing under the laws of its state of organization.  Parent and Sellers have the requisite corporate or partnership, as applicable, power and authority to execute and deliver this Agreement and the Ancillary Documents to which they are a party, to perform fully their obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.  Parent and Sellers are qualified to conduct business as foreign entities in each jurisdiction in which the conduct by them of their businesses, including the Business, or ownership of their assets, including the Acquired Assets, makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

                SECTION 3.2  Authority.  Parent and each Seller has the requisite corporate or partnership, as applicable, power and authority to own or lease, as applicable, its assets, including the Acquired Assets, and to operate the Business as currently operated.  The execution and delivery of this Agreement and the Ancillary Documents to which Parent and each Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or partnership action on the part of Parent and Sellers, and no other proceedings on the part of Parent or either Seller are necessary to authorize such execution, delivery and performance.  This Agreement has been duly and validly executed and delivered by Parent and Sellers and constitutes, and the Ancillary Documents, when executed and delivered by Sellers and Parent, shall constitute the legal, valid and binding obligation of Parent and Sellers enforceable against Parent and Sellers in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and except that the availability of the remedy of specific performance or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought.

                SECTION 3.3  No Conflicts.

                (a)  The execution and delivery of this Agreement and the Ancillary Documents to which they are a party by Parent and Sellers does not, and the consummation by Parent and Sellers of the transactions contemplated hereby and thereby and the compliance by Parent and Sellers with the terms of this Agreement  and the Ancillary Documents to which they are a party, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the Acquired Assets under any provision of (i) the organizational documents of Parent or Sellers, (ii) subject to the filings and other matters referred to in the following paragraph (b), any law, judgment, order, decree, statute, ordinance, rule or regulation applicable to Parent or Sellers or the Acquired Assets, the Assumed Liabilities or the Business, or (iii) any Contract; except, in the case of clause (ii) or (iii), for any such conflicts, violations, defaults, rights or Liens that would not, individually or in the aggregate, be material to the Business or the Acquired Assets, in each case taken as a whole.  This Section 3.3(a) does not apply to the need for consents of landlords with respect to Leases.

                (b)  No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Parent or Sellers with respect to the Acquired Assets, the Assumed Liabilities or the Business in connection with the execution and delivery of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, and (ii) those the failure of which to obtain or make would not, individually or in the aggregate, be material to the Business or the Acquired Assets, in each case taken as a whole.

                SECTION 3.4  Compliance with Applicable Laws.  Parent and Sellers have complied and currently are in compliance in all material respects with all laws, regulations, rules and orders of all Governmental Entities applicable to them that relate to the Acquired Assets, the Assumed Liabilities or the Business.  During the past twelve months, with respect to the Business, none of Parent and Sellers has received any written notice from a Governmental Entity and no action, investigation or arbitration has been filed or commenced alleging any non-compliance with any such laws, regulations, rules or orders in any material respect.  Each material Permit is in full force and effect, and Sellers are in compliance in all material respects with the terms of such Permits, and there are no actions, investigations, arbitrations or proceedings pending or, to the Knowledge of Parent and Sellers, threatened that may result in the revocation, cancellation, suspension or modification of any such Permit.  This Section 3.4 does not apply to environmental matters (to which Section 3.16 is applicable), Tax matters (to which Section 3.17 is applicable) or labor matters (to which Section 3.18 is applicable).

SECTION 3.5  Financial Statements; Books and Records.  Attached hereto on Schedule 3.5(a) are (a) unaudited balance sheet data of the Business at July 31, 2006 and the related unaudited statement of operations for the fiscal year then ended and (b) unaudited balance sheet data of the Business at July 31, 2007 and the related unaudited statement of operations for the fiscal year then ended (the “2007 Unaudited Financials”) ((a) and (b), collectively, the “Financial Statements”).  The Financial Statements are true, correct and complete and are consistent with the books and records of Sellers and Parent and present fairly in all material respects the financial condition and results of operations of the Business, for the periods or as of the dates set forth therein, in conformity with GAAP, except as set forth on Schedule 3.5(b).

SECTION 3.6  Absence of Certain Changes.  Except as set forth on Schedule 3.6, since January 1, 2007 Sellers have conducted the Business in the ordinary and usual course consistent with past practice, and there has occurred no fact, event or circumstance which, individually or in the aggregate, has had or could reasonably expected to have a Material Adverse Effect.  Without limiting the foregoing, since January 1, 2007:

(a)  Sellers have not mortgaged, pledged, subjected to any Liens (other than Permitted Liens), sold, transferred, leased, licensed, disposed of, or agreed to sell, transfer, lease, license or dispose of any of the Acquired Assets (including, without limitation, any Intellectual Property) other than the sale of Inventory in the ordinary course of the operation of the Business consistent with past practice;

(b)  Sellers have not made any material increase in the salary or other compensation of any Employee or entered into, terminated or amended in any material respect any employment, severance, change of control or termination agreement other than in the ordinary course of the operation of the Business consistent with past practice (and except as may be required under existing agreements or benefit plans with respect to an Employee);

(c)  Sellers have not delayed or postponed the payment of any accounts payable with respect to the Business other than in the ordinary course of the operation of the Business consistent with past practice;

(d)  Sellers have not granted any license or sublicense of any rights with respect to any Intellectual Property, or entered into any Contract with respect to any Intellectual Property;

(e)  Sellers, with respect to the Business, have not waived any material claims, rights or benefits of, or agreed to modify in any material respect, any non-compete or non-solicitation agreement to which either Seller is a party;

(f)  no damage, destruction or loss, whether or not covered by insurance, has occurred in the Business that is material to the Business or the Acquired Assets taken as a whole;

(g)  no vendor of the Business has terminated any Contract or course of dealing with the Business or has provided notice to the Sellers, Parent or any of its affiliates of its intention to take such action or to reduce its sales to the Business in a manner that would be material to the Business or Acquired Assets taken as a whole;

(h)  other than in the ordinary course of business, neither Sellers nor Parent have entered into (i) any transaction or contract relating to the acquisition or disposition of any Acquired Assets or (ii) any transaction or contract  that is material to the Business or the Acquired Assets taken as a whole;

(i)  no labor dispute, other than routine individual grievances, or any activity or proceeding to organize any employees of the Business has occurred, and the Business has not suffered any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to its employees;

(j)  neither Sellers nor Parent has initiated, received or settled any action, suit or proceeding material to the Business or Acquired Assets taken as a whole;

(k)  there has been no material change or amendment to any Contract that is or would be required to be disclosed in Schedule 3.9 or Schedule 3.14, except in the ordinary course of business; and

(l)  Sellers have not agreed to take any action described above, except as contemplated by this Agreement.

                                                SECTION 3.7  Litigation; Decrees.  Except as set forth on Schedule 3.7 and except for any lawsuit, action or proceeding brought after the date of this Agreement by any Person seeking to delay or prevent, or otherwise challenging, the transactions contemplated by this Agreement and by the Ancillary Documents, there is no, and within the past twelve months there has not been any, claim, lawsuit, action, proceeding or investigation pending or, to the Knowledge of Parent or Sellers, threatened against or affecting Parent or Sellers related to the Business or the Acquired Assets, except for any matter that, if resolved in a manner adverse to Sellers or Parent would not, individually or in the aggregate, be material to the Business or the Acquired Assets.  Sellers and Parent are in compliance in all material respects with each judgment, order, injunction or decree of any Governmental Entity or arbitrator entered against any of the Acquired Assets or against Parent or either Seller with respect to or affecting the Business, which judgments, orders, injunctions, and decrees are set forth on Schedule 3.7.  True, correct and complete copies of such judgments, orders, injunctions, and decrees have been previously provided to the Purchaser.

SECTION 3.8  Title to Acquired Assets. Sellers have, or at the Closing will have, good and valid title to (or in the case of leased Acquired Assets, own a valid leasehold interest in) all of the Acquired Assets free and clear of all Liens, except for Permitted Liens.  Subject to Section 5.4 with respect to certain Contracts, at the Closing, Sellers will convey to Purchaser good and valid title, or a valid leasehold interest in, to all of the Acquired Assets (free and clear of any Liens except for Permitted Liens).  This

Section 3.8 does not apply to Real Property (which is exclusively the subject of Section 3.9), Intellectual Property (which is exclusively the subject of Section 3.12) or Contracts (which are exclusively the subject of Section 3.14).

SECTION 3.9  Real Property.  Schedule 3.9 sets forth a complete list of the names and locations of the Real Property and the names of the landlords with respect to the leases thereof (the “Leases”).  Opco is the lessee of all Real Property and is in possession of the Real Property subject to the Leases.  The CD-ROMs containing electronic copies of the Leases, which were delivered to Proskauer Rose LLP on July 23, 2007, and September 26, 2007, together with an e-mail on September 26, 2007, with respect to store no. 2074, contain complete copies of the documentation setting forth the material terms of all of the Leases.

SECTION 3.10  Personal Property.  The Personal Property included in the Acquired Assets necessary to operate the Business as it is presently conducted, is, in all material respects, in good working order (taking into account ordinary wear and tear and the need for ordinary, routine maintenance and repairs).

SECTION 3.11  Advertising.  Set forth on Schedule 3.11 hereto is a true, correct and complete list or statement (to the extent each has been determined as of the date hereof) of the advertising allocations of the Business for the preceding fiscal year and of all advertising allocations in excess of $25,000 for all future periods.  Sellers have delivered to Purchaser a correct and complete copy of the Business’ anticipated budget plans for advertising for the six month period beginning on the date hereof.

SECTION 3.12  Intellectual Property.

(a)  Parent or Sellers own all right, title and interest in and to, or possess adequate licenses or other rights to use, all of the Intellectual Property used or held for use in connection with the Business (collectively, the “Business IP”).  For the Business IP licensed for use by Parent or Sellers, Schedule 3.12(a) sets forth each and every material license or other agreement (excluding customary licenses from vendors in connection with the sale of merchandise) by which Parent or Sellers have obtained rights to any such Business IP, together with the identity of the licensor (or vendor), the type of rights granted and the relevant Business IP.

(b)  Schedule 3.12(b) sets forth a true and complete list of all actions, suits or proceedings pending or, to the Knowledge of Parent and Sellers, threatened against Sellers or Parent that involve the infringement, validity or ownership of Intellectual Property. Except as set forth in Schedule 3.12(b), (i) to the Knowledge of Parent and Sellers, none of the commercial products of the Business or the operation of the Business infringes upon any patent, trademark, copyright or other Intellectual Property rights of any third party, (ii) no royalty or similar fee of any kind of more than $50,000 annually or in the aggregate is payable by Sellers or Parent for the use of any of the Business IP, (iii) to the Knowledge of Parent and Sellers, no third party has or is infringing, violating or misappropriating any Business IP and (iv) each license held by Parent or Sellers to use any Business IP is a legal, valid and binding obligation of Parent or Sellers and the relevant other parties thereto, enforceable in accordance with the terms thereof and the transactions contemplated by this Agreement will not breach the terms thereof or result in the loss or diminution of any rights in any Business IP.

(c)  There exists no Lien (except for Permitted Liens) in favor of any third party on any of the Business IP, and Parent and Sellers have not pledged, licensed, transferred or assigned to any third party any right, title or interest in or to the Business IP.

                                                (d)  To the Knowledge of Parent and Sellers, the practices of Parent or Sellers with respect to the operation of the Business are, and have always been, in compliance in all material respects with its privacy policies, including the privacy statement posted on the Internet sites of the Business.

                                                SECTION 3.13  Insurance.  The Acquired Assets are insured for the benefit of Sellers, and will be so insured until immediately prior to the Closing, in amounts and against risks consistent with the corporate practices of Parent.  Except as set forth on Schedule 3.13, there are no pending claims under such insurance policies relating to the Business or the Acquired Assets.  Sellers have delivered to Purchaser a true, correct and complete copy of the history of all claims relating to the Business or the Acquired Assets that have been made since August 1, 2004 under such insurance policies.

SECTION 3.14  Contracts.

(a)  Except for Contracts listed on Schedule 3.9 or Schedule 3.14(a), neither Parent nor either Seller is a party to or bound by any contract exclusively related to or primarily used in the Business or covering the Acquired Assets or the Assumed Liabilities that is:

(i)  a Contract not terminable by Sellers or Parent, as applicable, upon notice to the other party or parties thereto of ninety (90) days or less without penalty or premium;

(ii)  a Contract for the employment of any Person (A) with an annual base salary in excess of $250,000 or any consulting agreement or independent contractor agreement with any Person involving payments by Sellers in excess of $250,000; (B) that contains an obligation to pay severance upon termination of employment; or (C) that contains a requirement to make any payment or provide any benefit or contractual right as a result of a sale of substantially all of the Business or the termination of employment following a sale of the Business;

(iii)  a Contract with any labor union;

(iv)  other than the Ancillary Documents, a Contract with any director, officer, subsidiary or affiliate of Sellers that will not be terminated at or prior to the Closing;

(v)  a letter of credit, an indenture, note, loan or credit agreement or other Contract relating to the borrowing of money by either Seller or Parent or to the direct or indirect guarantee or assumption by Sellers or Parent of the obligations of any other Person (other than an affiliate of Sellers or Parent) for borrowed money, including any arrangement which has the economic effect although not the legal form of such a guarantee;

(vi)  a covenant not to compete;

(vii)  a lease or similar agreement under which any of Parent or either Seller (A) is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any third Person for an annual rent in excess of $100,000 or (B) is lessor of, or makes available for use by any third Person, any tangible personal property owned (including ownership for Tax purposes) by Sellers having a fair market value in excess of $100,000;

(viii)  other than the Intercompany Accounts, a contract or agreement (including purchase orders) involving the obligation of Sellers or Parent to purchase products, including consignment inventory, or services for payment by the Business (or allocated to the Business) of more than $500,000 annually (unless terminable by Parent or Sellers (A) without payment or penalty or, as the case may be, with a payment or penalty of not more than $100,000 or (B) upon no more than ninety days’ notice);

(ix)  a mortgage, pledge, security agreement, deed of trust or other document granting a Lien upon any Acquired Asset (including Liens upon properties acquired under conditional sales, capital lease or other title retention or security devices);

(x)  an agreement concerning a partnership or joint venture of which the Parent or either Seller is a member;

(xi)  a material contract concerning confidentiality;

(xii)  a contract under which the consequences of default or termination reasonably could be expected to have a Material Adverse Effect;

(xiii)  any contract for the sale of any of the Acquired Assets (other than for the sale of Inventory in the ordinary course of business), or for the grant to any person of any option, right of first refusal or similar right to purchase any of the Acquired Assets (other than customary layaway arrangements);

(xiv)  other than pursuant to the Employment Benefit Plans listed on Schedule 3.20, any contract requiring the payment to any person of a brokerage or sales commission; or

(xv)  any contract involving the assignment, transfer or license (whether as licensee or licensor) of any of the material Intellectual Property that is part of the Acquired Assets (excluding any implied license that may attach as a result of sales of merchandise to customers).

                                                (b)  With respect to each Contract that is required to be listed on Schedule 3.9 or Schedule 3.14(a), (i) such Contract is valid, binding and enforceable in accordance with its terms against Parent and Sellers, as applicable, (ii) to the Knowledge of Parent and Sellers, such Contract is valid, binding and enforceable in accordance with its terms against the other parties thereto, (iii) Sellers and Parent are not (with or without the lapse of time or the giving of notice, or both) in breach or default of such Contract, which default or breach, individually or in the aggregate with defaults and breaches under other such Contracts, would reasonably be expected to be material to the Business, (iv) to the Knowledge of Parent and Sellers, none of the other parties to such Contract are in breach or default thereof, which defaults or breaches, individually or in the aggregate with defaults and breaches under other such Contracts, would reasonably be expected to be material to the Business, (v) neither Parent nor Sellers have received any written notice of the intention of any other party to terminate such Contract (whether as a termination for convenience or for default of Sellers or Parent thereunder), and (vi) neither Parent or Sellers have failed to perform or deliver under such Contract, which failure of performance or delivery has caused or is reasonably expected to cause a cancellation, material modification or any penalty, right of setoff or other material charge by the other parties thereto.  Sellers  have delivered to Purchaser true, correct and complete copies of all Contracts set forth on Schedule 3.14(a).

                                                (c)  Except as would not be expected to have a Material Adverse Effect, with respect to Contracts that are not required to be listed on Schedule 3.9 or Schedule 3.14(a), (i) such Contracts are valid, binding and enforceable in accordance with their terms against Parent and Sellers, as applicable, (ii) to the Knowledge of Parent and Sellers, such Contracts are valid, binding and enforceable in accordance with their terms against the other parties thereto, (iii) Sellers and Parent are not (with or without the lapse of time or the giving of notice, or both) in breach or default of such Contract, (iv) to the Knowledge of Parent and Sellers, none of the other parties to such Contracts are in breach or default thereof, (v) neither Parent nor Sellers have received any written notice of the intention of any other parties to terminate such Contracts (whether as a termination for convenience or for default of Sellers or Parent thereunder), and (vi) neither Parent or Sellers have failed to perform or deliver under such Contracts, which failure of performance or delivery has caused or is reasonably expected to cause a cancellation, modification or any penalty, right of setoff or other charge by the other parties thereto.

SECTION 3.15  Sufficiency of Acquired Assets.  Assuming the continued purchase by Purchaser after the Closing of inventory in the ordinary course of the Business, the Acquired Assets, together with the services to be provided under the Transition Services Agreement or listed on Schedule 3.15, include all of the properties, assets and rights that are used in, or are necessary to carry on the Business as currently conducted in all material respects.

SECTION 3.16  Environmental Matters.  Except as disclosed on Schedule 3.16, with respect to the Acquired Assets and the Business:

(a)  Sellers, the Acquired Assets and the Business  are in material compliance with all Environmental Laws;

(b)  there is no claim, action, suit, complaint or legal proceeding pending or, to the Knowledge of Parent and Sellers, threatened against Sellers, and neither Parent nor Sellers have received during the past twelve months any other written notice, by any Person alleging a material violation of, or material liability under, any Environmental Law on the part of Sellers, the Acquired Assets or the Business;

(c)  Neither Parent nor Sellers have not entered into any consent order or other similar agreement with any Governmental Entity that imposes any material obligations on Sellers, Parent, the Acquired Assets or the Business under any Environmental Law;

(d)  Sellers have furnished or made available to Purchaser all material environmental reports and other materials and environmental documents relating to the Acquired Assets and the Business that are in Sellers’ or Parent’s possession or under its reasonable control;

(e)  except in compliance with applicable Environmental Laws, no portion of the Real Property is being used, has been used by any Seller or Parent, or, to Knowledge of Parent and Sellers has been used by any other person, entity or organization for the purpose of or in any way involving the manufacture, processing, use, generation, release, discharge, spilling, emission, dumping, disposal, storage, treatment, processing or other handling of Hazardous Materials at, on, under or from the Real Property;

(f)  there are no conditions existing at the Real Property that has resulted in, or which with the giving of notice or the passage of time or both, could reasonably be expected to result in any liability or obligation, arising under Environmental Laws, of the Sellers or Parent;

(g)  Sellers, the Acquired Assets and the Business have all material permits, licenses, authorizations and approvals necessary for the conduct of its business and operations on, in or at the Real Property which are required under applicable Environmental Laws (collectively, the “Environmental Permits”).  Sellers, the Acquired Assets and the Business are in material compliance with the terms and conditions of all such Environmental Permits;

(h)  the execution, delivery and performance of this Agreement and the other transactions contemplated hereby will not require any notification, registration, filing, reporting, disclosure, investigation, remediation or cleanup obligations pursuant to the any requirement of any Governmental Entity or any other Environmental Law, including, without limitation, the New Jersey Industrial Site Recovery Act (N.J.S.A. §§ 13:1L-6 et seq.) and the Connecticut Real Property Transfer Act, C.G.S.A. 22a-134 et seq. (the “Connecticut Transfer Act”); and

(i)  notwithstanding anything to the contrary in the foregoing, the Sellers, the Acquired Assets, the Business and their products are and have been in compliance with all applicable requirements under the Toxic Enforcement Act of 1986 (Proposition 65).

                SECTION 3.17  Taxes.  Except as set forth on Schedule 3.17:

(a)  There are no Liens for Taxes (other than Liens for Taxes not yet due and payable) on any of the Acquired Assets.  No deficiencies for Taxes have been claimed, proposed or assessed with respect to the Business or the Acquired Assets, and there are no audits, investigations or other administrative or judicial proceedings involving Taxes (a “Tax Proceeding”) pending or currently being conducted, or to the Knowledge of Parent and Sellers, threatened with respect to the Business or the Acquired Assets.

(b)  All income and other material Tax Returns with respect to the Business and the Acquired Assets required to be filed on or prior to the date hereof are true and correct in all material respects and have been timely filed.

(c)  All Taxes due and owing (whether or not shown on any Tax Return) with respect to the Business and the Acquired Assets for all Pre-Closing Tax Periods have been paid or are being contested in good faith and are adequately reserved for in the Financial Statements.

(d)  None of the Acquired Assets is an interest in an entity treated as a corporation or as a partnership for tax purposes.

(e)  Schedule 3.17(e) sets forth a list of all jurisdictions to which any Tax is properly payable with respect to the Business or the Acquired Assets.

SECTION 3.18  Labor Matters.  Except as set forth on Schedule 3.18:

(a)  There are no strikes or lockouts or material work stoppages or slowdowns pending or, to the Knowledge of Parent and Sellers, threatened against the Business.

(b)  There are no complaints, charges, claims or grievances against Sellers pending or, to the Knowledge of Parent and Sellers, threatened to be brought or filed with any Governmental Entity, or arbitrator based on or arising out of the employment by Sellers of any Employee, except for those that would not, individually or in the aggregate be material to the Business and the Acquired Assets taken as a whole.

(c)  Each of Parent and Sellers is in compliance in all material respects with respect to the Business with all laws, regulations, rules and orders of all Governmental Entities relating to the employment of labor, including all such laws, regulations, rules and orders relating to wages, hours, discrimination, civil rights, safety and health, immigration, workers’ compensation, layoffs, and the collection and payment of withholding Taxes and similar Taxes.

SECTION 3.19  Brokers; Transaction Bonuses.  Except as disclosed on Schedule 3.19, no broker, finder or investment banker acting on behalf of Sellers or Parent are entitled to any fee, commission or other payment from Sellers or Parent in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.  Except as disclosed on Schedule 3.19, there are no special bonuses or other similar compensation payable by Sellers to any of their directors, officers or employees in connection with the transactions contemplated by this Agreement.  For purposes of clarification, the parties acknowledge and agree that any matter disclosed on Schedule 3.19 is an Excluded Liability.

SECTION 3.20  Employee Benefits.

(a)  Schedule 3.20 contains a true and complete list of all material Employee Benefit Plans.

(b)  Each of the Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that it meets the requirements of Section 401(a) of the Code and, to the Knowledge of Parent and Sellers, no event has occurred, either by reason of any action or failure to act, which could reasonably be expected to give rise to disqualification of any such Employee Benefit Plan.

                SECTION 3.21  Certain Payments.  None of the Sellers, Parent or any member, director, officer, agent, employee, or any other person acting on behalf of either Seller or Parent, has, directly or indirectly, used any funds for unlawful contributions, gifts, entertainment, or other unlawful expenses; made any unlawful payment to government officials or employees or to political parties or campaigns; established or maintained any unlawful fund of corporate monies or other assets; made or received any bribe, or any unlawful rebate, payoff, influence payment, kickback or other payment; or made any bribe, kickback, or other payment of a similar or comparable nature to any Governmental Entity or non-governmental person, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business or for special concessions secured.

ARTICLE IV
Representations and Warranties of Purchaser

                Purchaser hereby represents and warrants to each of Parent and Sellers as follows:

SECTION 4.1  Organization, Standing and Power.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.  Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform fully its obligations under this Agreement and such Ancillary Documents and to consummate the transactions contemplated hereby and thereby, and to carry on its business as currently conducted.

SECTION 4.2  Authority.  The execution and delivery of this Agreement and the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other proceedings on the part of

Purchaser are necessary to authorize such execution, delivery and performance.  This Agreement has been duly and validly executed and delivered by Purchaser and constitutes, and the Ancillary Documents, when executed and delivered by Purchaser, shall constitute the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and except that the availability of the remedy of specific performance or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought.

SECTION 4.3  No Conflicts.  (a) The execution and delivery of this Agreement and the Ancillary Documents by Purchaser does not, and the consummation by Purchaser of the transactions contemplated hereby and thereby and the compliance by Purchaser with the terms of this Agreement and the Ancillary Documents will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of Purchaser’s assets under any provision of (i) the organizational documents of Purchaser; (ii) subject to the filings and other matters referred to in the following paragraph (b), any law, judgment, order, decree, statute, ordinance, rule or regulation applicable to Purchaser; or (iii) any of the terms, conditions, or provisions of any note, lien, bond, mortgage, indenture, license, lease, contract, commitment, agreement, understanding, restriction or other instrument or obligation, except in the case of clause (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not materially impair the ability of Purchaser to perform its obligations under this Agreement.

(b)  No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Purchaser in connection with the execution and delivery of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby and thereby, except for (i) compliance with and filings under the HSR Act and (ii) those the failure of which to obtain or make, individually or in the aggregate, would not materially impair the ability of Purchaser to perform its obligations under this Agreement or the Ancillary Documents.

SECTION 4.4  Financial Ability.  Purchaser has received a commitment letter (the “Commitment Letter”) from General Electric Capital Corporation (“GE”) committing GE to provide to Purchaser debt financing for the transactions contemplated hereby, subject to the terms and conditions set forth therein.  Purchaser has delivered to Sellers a true and complete copy of the Commitment Letter.  As of the date hereof, the Commitment Letter is in full force and effect and has not been amended, withdrawn or terminated in any manner and, to Purchaser’s Knowledge, Purchaser will be able to satisfy on a timely basis the terms and conditions applicable to it in the Commitment Letter.  Assuming that the loans contemplated by the Commitment Letter are extended, Purchaser will be solvent immediately following the Closing.

SECTION 4.5  Litigation.  As of the date hereof, there is no claim, action, suit, proceeding or governmental investigation pending or, to the Knowledge of Purchaser, threatened against Purchaser, by or before any Governmental Entity that would impair the ability of Purchaser to perform its obligations under this Agreement.

SECTION 4.6  Brokers.  Except as disclosed on Schedule 4.6, no broker or investment banker acting on behalf of Purchaser is entitled to any fee, commission or other payment from Purchaser in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V
Covenants

SECTION 5.1  Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VIII, Parent and Sellers agree that Sellers shall operate the Business and maintain the Acquired Assets in the ordinary course of the operation of the Business in substantially the same manner as presently maintained and operated and shall use all commercially reasonable efforts consistent with past practices to preserve intact the Business and the Acquired Assets.  To the extent that any assets that would be Acquired Assets if owned by Sellers are owned by an affiliate of Sellers, Sellers shall cause such assets to be transferred to Sellers prior to the Closing.

Without limiting the generality of the foregoing, from the date hereof until the Closing Date, with respect to the Business, neither Sellers nor Parent will (and will cause their affiliates not to), without the consent of Purchaser, which consent shall not be unreasonably withheld:

(a)  sell, lease or otherwise dispose of any of the Acquired Assets other than sales of Inventory in the ordinary course of business;

(b)  enter into any material contract, agreement or other commitment giving any person an option, rights of first offer or other similar rights with respect to any of the Acquired Assets (other than customary layaway arrangements);

(c)  other than in the ordinary course of business, consistent with past practice, increase or decrease the compensation, including, without limitation, the bonus, benefits or rate of pay, for any Employee (except as required by contractual obligations existing on the date hereof and scheduled annual salary raises, as reflected in the financial and other information previously delivered by Sellers to Purchaser), or terminate any Employee;

(d)  incur or commit to incur any liability other than in the ordinary course of business;

(e)  other than in the ordinary course of business, hire any new employee for the Business, except as a replacement for a current employee of the Business;

(f)  change in any material manner the way it accounts for sales or the valuation of Inventory, unless required by a change after the date hereof in GAAP;

(g)  change in any material manner the policies, practices, methods or procedures of the Business with respect to gift cards, gift certificates, diamond bonds, warranties, jewelry care plans and merchandise returns, credits or refunds;

(h)  amend, terminate or modify any Lease or Contracts required to be listed on Schedule 3.9 or Schedule 3.14(a);

(i)  fail to pay when due any liabilities or obligations under any Contracts or delay or postpone the payment of any accounts payable or any other liability with respect to the Business, other than in the ordinary course of business consistent with past practice;

(j)  fail to pay when due any Excluded Liabilities relating to the Business;

(k)  fail to complete capital expenditures in the ordinary course of business or make any commitments for capital expenditures that will become Assumed Liabilities of more than 105% of the amount provided in the budget as previously provided by Sellers to Purchaser;

(l)  make aggregate commitments for advertising which will become Assumed Liabilities in excess of 105% of the aggregate advertising commitments set forth on Schedule 3.11;

(m)  grant any license or sublicense of any rights with respect to the Business IP required to be set forth on Schedule 1.2(a)(vii) or Schedule 1.2(a)(viii) (excluding any implied license that may attach as a result of sales of merchandise to customers); or

(n)  enter into any agreement, whether oral or written, fixed or contingent, to do any of the foregoing.

Notwithstanding the foregoing, Purchaser and Sellers acknowledge that they have agreed to the actions detailed on Schedule 5.1 and (i) Opco shall be permitted to enter into Leases (or amendments to Leases) consistent with the terms set forth on Schedule 5.1, subject to Purchaser’s prior review and approval, such approval not to be unreasonably withheld, conditioned or delayed, and (ii) take the other actions described on Schedule 5.1 with respect to the Leases.

SECTION 5.2  Access to Information.  Parent and Sellers shall afford to Purchaser and its  accountants, counsel, lenders, financial advisors, consultants and other representatives (collectively, the “Representatives”) reasonable access during normal business hours and upon reasonable prior notice during the period prior to the Closing to the properties including the Real Property, books, Contracts, commitments and records primarily related to the Business and during such period shall furnish promptly to Purchaser and its Representatives any information concerning the Business or the Acquired Assets as Purchaser may reasonably request; provided, however, that neither

Parent nor the Sellers nor any of their affiliates is under any obligation to disclose to Purchaser or its Representatives (i) any information the disclosure of which is restricted by contract or applicable law except in strict compliance with the applicable contract or law, provided that Parent or either Seller, as applicable, shall take all reasonable steps, including, obtaining any waivers necessary in order to provide such otherwise required access or disclosure, (ii) any information as to which the attorney-client privilege may be applicable, and (iii) personnel files, workers’ compensation files, employee medical files (including employee “protected health information” (as defined in the HIPPA Standards for Privacy of Individually Identifiable Health Information, 45 CFR Part 146)) and other employee books and records and affirmative action plans and related books and records.  Purchaser acknowledges that any information being provided to it or its Representatives by Parent and Sellers or any of their affiliates or Representatives pursuant to or in connection with this Agreement is subject to Section 5.7(b) of this Agreement and the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

SECTION 5.3  Inventory.  Prior to the Closing, Sellers shall maintain a generally consistent inventory mix (by merchandise category/class and vendor and vendor style classifications) in accordance with the ordinary course of business of the Business on a year-to-year basis and on a season-to-season basis.  Sellers acknowledge and agree that the Inventory that will be included in the Inventory Count shall not include any inventory or merchandise of any business of Parent or Sellers other than the Business.

SECTION 5.4  Third Party Consents.

(a)  Sellers and Parent shall use commercially reasonable efforts to obtain all Third Party novations, consents, approvals or waivers, including consents for all the Leases, prior to the Closing and, once obtained, provide the other parties hereto with copies thereof.  Sellers shall submit the form previously agreed with Purchaser when soliciting the Required Consents for the Leases.  If any novations, consents, approvals or waivers necessary for the assignment, assumption, transfer or novation of any Contract or Intellectual Property shall not have been obtained on or prior to the Closing Date, then Purchaser and Sellers shall use commercially reasonable efforts and cooperate and assist one another to obtain promptly such novations, consents, approvals or waivers as soon as practicable after the Closing, provided, however, that this sentence shall not be applicable with respect to any Leases for which a Required Consent is not delivered unless Purchaser provides notice to Sellers following the Closing Date of its request for assistance and cooperation.  Once any novation, consent, approval or waiver in respect of such Contract or Intellectual Property is obtained, Sellers shall assign, transfer, convey or deliver such Contract or Intellectual Property to Purchaser at no additional cost.

(b)  Pending the receipt of any novations, consents, approvals or waivers pursuant to Section 5.4(a) and for all other Contracts or Intellectual Property included in the Acquired Assets for which a novation, consent, approval or waiver is required but not obtained, as of the Effective Time, to the extent permitted by law and necessary to give effect to the terms hereof and not expressly prohibited by the terms of any applicable Contracts or evidence of Intellectual Property, this Agreement shall constitute full and equitable assignment by Sellers to Purchaser of all of their right, title and interest in and to, and assumption by Purchaser of all of the respective obligations and liabilities of Sellers, under, such Intellectual Property and Contracts, to the extent such liabilities or obligations would be, but for the lack of assignment, Assumed Liabilities, and, in the case of Contracts, Purchaser shall be deemed the agent of Sellers for purposes of completing, fulfilling and discharging when due all of the liabilities of Sellers under any such Contract to the extent such liabilities otherwise would be an Assumed Liability.  The parties shall take all actions reasonably necessary to provide Purchaser with the benefits of such Intellectual Property and Contracts to the extent included in the Acquired Assets, and, in the case of such Contracts, to relieve Sellers of the burdens of performance and other obligations thereunder, including entry into subcontracts for the performance thereof, to the extent that such performance and other obligations would be, but for the lack of assignment, Assumed Liabilities.  Purchaser agrees to pay, perform and discharge when due all of Sellers’ obligations and liabilities under such Contracts to the extent such liabilities or obligations otherwise would be an Assumed Liability.  This paragraph shall not be applicable to the Leases unless consented to by Sellers and Purchaser in writing.

(c)  If Sellers, Parent or any of their affiliates shall be unable to make the equitable assignment described in Section 5.4(b), or if such attempted assignment would give rise to any right of termination or would otherwise adversely affect the rights of Sellers, Purchaser or any of their affiliates under such Intellectual Property or Contract, or would not assign all of the rights or transfer all of the obligations and liabilities of Sellers thereunder (to the extent such and obligations would be, but for the lack of assignment, Assumed Liabilities) at the Closing, Sellers, Parent and their affiliates shall use commercially reasonable efforts to (i) provide to Purchaser, at the request of Purchaser, the benefits of any such Intellectual Property or Contract to the extent included in the Acquired Assets, (ii) cooperate in any lawful arrangement designed to provide such benefits to Purchaser, and (iii) enforce, at the request of and for the account of Purchaser, any rights of Sellers arising from any such Intellectual Property or Contract against any third Person (including any Governmental Entity) including the right to elect to terminate in accordance with the terms thereof upon the advice of Purchaser.  To the extent that Purchaser is provided the benefits of any Intellectual Property or Contract referred to in this Section 5.4 (whether from Sellers or otherwise), Purchaser shall, after the Closing Date, perform at the direction of Sellers and for the benefit of any third Person (including any Governmental Entity) the obligations of Sellers thereunder or in connection therewith, and Purchaser agrees to pay, perform and discharge when due all of Sellers’ obligations and liabilities under such Contracts to the extent such liabilities or obligations otherwise would be an Assumed Liability.  This paragraph shall not be applicable to the Leases unless consented to by Sellers and Purchaser in writing.

(d)  In connection with obtaining the novations, consents, approvals or waivers contemplated by this Section 5.4, Sellers shall not consent to any modification of any Contract to the extent included in the Acquired Assets that would materially adversely affect the rights of Purchaser under such Contract without the prior written consent of Purchaser.  This paragraph shall not be applicable to the Leases, for which the definition of Required Consents shall be applicable.

SECTION 5.5  Expenses.  Whether or not the Closing takes place, and except as otherwise specifically provided in Section 5.10(b) (with respect to Transfer Taxes), in Section 5.16 (with respect to HSR filing fees) and the cost of the preparation of the 2006 Audited Financials, the 2007 Audited Financials and the Supplemental Financial Information, which shall be shared equally between Purchaser and Sellers, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

SECTION 5.6  No Additional Representations.  Purchaser acknowledges and agrees that it and its Representatives have had  access to the books and records, facilities, equipment, Contracts and other properties and assets included in or related to the Business and the Acquired Assets and Assumed Liabilities.  Purchaser also acknowledges that it has conducted its own review and analysis of the Business and the Acquired Assets and Assumed Liabilities.  Purchaser further acknowledges and agrees that neither Parent nor the Sellers nor any of their Representatives has made any representation or warranty, express or implied, with respect to the Business or the Acquired Assets or Assumed Liabilities or the accuracy or completeness of any information regarding the Business, the Acquired Assets or the Assumed Liabilities, except as expressly set forth in this Agreement or in the Ancillary Documents.

SECTION 5.7  Certain Information.

(a)  After the Closing, upon reasonable written notice, Purchaser, Parent and Sellers shall furnish or cause to be furnished to each other and their respective accountants, counsel and other Representatives access, during normal business hours and upon reasonable prior notice, to such information (including records pertinent to the Business, the Acquired Assets, the Excluded Assets, the Assumed Liabilities or the Excluded Liabilities), personnel and properties together with assistance relating to the Business, the Acquired Assets, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities as is reasonably necessary for verification of calculations delivered by either party pursuant to Section 5.11, financial reporting purposes, the preparation by Sellers and its auditors of audited statements for the Business (including for historical periods), the preparation and filing of any returns, reports or forms or the defense of, or response required under, or pursuant to, any lawsuit, action proceeding, audit or investigation (including any proceeding involving Sellers or any of their affiliates and any litigation related to the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or any Employee other than litigation between the parties relating to this Agreement or the Ancillary Documents).  After the Closing, Purchaser and Sellers agree to deliver promptly to the other all mail and other documents received by such party which relate to any business conducted by such other party or its affiliates after the Closing.  Purchaser and Sellers shall, and shall cause their affiliates to, retain after the Closing Date all such records (other than retention of tax records) pertinent to the Acquired Assets, the Excluded Assets, the Assumed Liabilities and the Excluded Liabilities that are owned by such Person immediately after the Closing until the later to occur of (i) the expiration of the applicable statute of limitations with respect to the subject matter described in such records or (ii) the final resolution of any outstanding claim or proceeding with respect to the subject matter described in such records.  After the end of such period, before disposing of any such records, the applicable party shall give notice to such effect to the other, and shall give the other, at the other’s cost and expense, a reasonable opportunity to remove and retain all or any part of such records as the other may select.  Cooperation with respect to Tax matters shall be governed by Section 5.10.

(b)  Notwithstanding anything else set forth herein to the contrary, in no event shall Sellers or Purchaser, or any of their respective affiliates, be obligated under this Agreement to disclose to any other party or parties (i) any information the disclosure of which is restricted by contract or applicable law except in strict compliance with the applicable contract or law, provided that the parties shall take all reasonable steps, including, obtaining any waivers necessary in order to provide such otherwise required access or disclosure, (ii) any information as to which the attorney-client privilege may be applicable, or (iii) any personnel files, workers’ compensation files, employee medical files, other employee books and records, affirmative action plans or related books and records, except as provided by law or as required by valid subpoena or court order and then only in strict compliance with applicable law, subpoena or court order.  Purchaser acknowledges that any information being provided to it or its Representatives by Sellers or any of their affiliates or Representatives pursuant to or in connection with this Agreement is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.  If privileged and/or attorney work product documents or information, including communications between any party hereto or its affiliates and any of their respective counsel, are disclosed to any other party pursuant to or in connection with this Agreement and the transactions contemplated hereby, then Sellers and Purchaser hereby acknowledge and agree that (i) such disclosure is inadvertent, (ii) such disclosure will not constitute a waiver, in whole or in part, of any privilege or work product, and (iii) the receiving party will promptly return to the disclosing party all copies of such documents or information in its possession or in the possession of its affiliates or Representatives.  Additionally, Sellers and Purchaser agree that they and their affiliates shall not waive the attorney-client, work product, or like privilege of the other party with respect to any of such documents or information, without the other party’s prior written consent.

(c)  Parent and Sellers shall use commercially reasonable efforts to deliver to Purchaser on or prior to the forty-fifth (45th) day following the Closing, (i) audited financial statements of the Business for the fiscal year ended July 31, 2006  prepared in accordance with GAAP, together with an opinion thereon of Sellers’ independent public accountants, which audited financial statements and opinion shall meet all standards required by Regulation S-X promulgated under the Exchange Act (the “2006 Audited Financials”), (ii) unaudited interim condensed financial statements of the Business including notes thereto, prepared in accordance with GAAP, for the three-month period from August 1, 2007 through October 31, 2007, meeting all standards required by Regulation S-X, (iii) unaudited interim condensed financial statements of the Business including notes thereto, prepared in accordance with GAAP, for the three-month period from August 1, 2006 through October 31, 2006, derived from the 2007 Audited Financials, (iv) supplemental income statements of the Business for each of the three-month periods during the fiscal year ended July 31, 2007, derived from the 2007 Audited

Financials and prepared in accordance with GAAP; and (iv) supplemental income statements for the six month period from February 1, 2006 through and July 31, 2006 and the six month period from August 1, 2006 through January 31, 2007, derived from the 2006 Audited Financials and the 2007 Audited Financials, respectively, prepared in accordance with GAAP (the financial information in clauses (ii) through (iv) shall be referred to as “Supplemental Financial Information”).

(d)  No later than five (5) days prior to Closing, Sellers shall deliver to Purchaser a substantially completed draft of the 2007 Audited Financials, including a draft opinion.

SECTION 5.8  Bulk Transfer Laws.  Purchaser hereby waives compliance by Sellers with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser.

SECTION 5.9  Cooperation of the Parties; Further Assurances.

(a)  The parties shall cooperate with each other and with their respective Representatives in connection with any acts or actions required to be taken as part of or as a condition to their respective obligations under this Agreement or any Ancillary Document.  Without limiting the foregoing, Sellers shall cooperate with, and use commercially reasonable efforts to assist, Purchaser in connection with the requests that Purchaser may receive from its lenders in connection with completing the terms and conditions set forth in the Commitment Letter.

(b)  On and after the Closing Date, Sellers and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all reasonably necessary or appropriate actions and do, or cause to be done, all things reasonably necessary or appropriate to consummate the transactions contemplated by this Agreement and the Ancillary Documents, including the execution of any additional documents or instruments of any kind (not containing additional representations or warranties) which may be reasonably necessary or appropriate to carry out the provisions hereof and thereof.  In addition, Seller shall pay and discharge the Excluded Liabilities in the ordinary course of business, consistent with past practice.

SECTION 5.10  Allocation; Tax Matters.

(a)  All amounts constituting consideration within the meaning of, and for the purposes of, Section 1060 of the Code and the regulations thereunder shall be allocated among the Acquired Assets and any other rights acquired by Purchaser hereunder, as applicable, in the manner required by Section 1060 of the Code and the regulations thereunder and all applicable laws.  Within sixty (60) calendar days after the Closing Date, Sellers shall provide Purchaser with a proposed schedule (the “Allocation Schedule”) allocating all such amounts as provided herein.  The Allocation Schedule shall become final and binding on the parties hereto forty-five (45) calendar days after Sellers provides such schedule to Purchaser, unless Purchaser objects in writing to Sellers and, orally or in writing, specifies the basis for its objections and proposes an alternative allocation.  If Purchaser does object, Sellers and Purchaser shall in good faith attempt to resolve the dispute within fifteen (15) calendar days of written notice to Sellers of Purchaser’s objection.  Any such resolution shall be final and binding on the parties hereto.  Any unresolved disputes shall be promptly submitted to an accounting firm mutually agreeable to Purchaser and Sellers that is not the current auditor of either (the “Reviewing Accountants”) for determination, with such determination being final and binding on the parties hereto.  Sellers and Purchaser will each pay one-half of the fees and expenses of the Reviewing Accountants.  Sellers and Purchaser shall cooperate with each other and the Reviewing Accountants in connection with the matters contemplated by this Section 5.10(a), including, without limitation, by furnishing such information and access to books, records (including, without limitation, accountants work papers), personnel and properties as may be reasonably requested.  Each of the parties hereto agrees to (i) prepare and timely file all Tax Returns, including, without limitation, Form 8594 (and all supplements thereto) in a manner consistent with the Allocation Schedule as finalized and (ii) act in accordance with the Allocation Schedule for all Tax purposes.  The parties hereto will revise the Allocation Schedule to the extent necessary to reflect any post-Closing payment made pursuant to or in connection with this Agreement.  In the case of any payment referred to in the preceding sentence, Sellers shall propose a revised Allocation Schedule, and the parties hereto shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

(b)  Purchaser on the one hand and Sellers on the other hand shall share equally and each shall bear one-half of all transfer, documentary, sales, use, registration, stamp, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property gains Taxes and sales Taxes on vehicles), including any penalties, fees, interest and additions to Tax, incurred in connection with the transactions contemplated hereby and any Taxes (collectively, “Transfer Taxes”) as well as all out-of-pocket costs associated with the preparation and filing of the Tax Returns under this Section 5.10(b).  If either party pays a liability for Transfer Taxes, then the paying party may request the non-paying party to reimburse it for fifty percent of such liability and the non-paying party shall reimburse the paying party within five (5) days of the paying party’s written request.  Sellers and Purchaser shall cooperate in timely making and filing all Tax Returns as may be required to comply with the provisions of any Transfer Tax laws and in making arrangements that lawfully minimize Transfer Taxes without increasing other Taxes above the amount that would otherwise be payable in the absence of such arrangements.  To the extent legally able to do so, Purchaser shall deliver to Sellers exemption certificates satisfactory in form and substance to Sellers with respect to Transfer Taxes if such delivery would reduce the amount of Transfer Taxes that would otherwise be imposed.

(c)  At the Closing, each Seller shall deliver to Purchaser a certification from such Seller in accordance with United States Treasury Regulation Section 1.1445-2(b)(2)(i) and in the form provided in United States Treasury Regulation Section 1.1445-2(b)(2)(iv)(B) (the “FIRPTA Certificate”).

(d)  Sellers and Purchaser shall each provide the other with such assistance as may be reasonably requested (including making employees reasonably available to provide information or testimony, at no cost to the other party, except out-of-pocket costs) in connection with the preparation and filing of any Tax Return or the determination of liability for Taxes with respect to the Acquired Assets.  Sellers and Purchaser each shall retain until seven years after the Closing Date all Tax Returns, schedules, work papers, accounting records and other records that are owned by such Person immediately after the Closing Date and that relate to the Acquired Assets and representatives of each party will, upon reasonable notice, have access to such Tax records during normal business hours to examine, inspect and copy them.  At the end of the seven year period after the Closing Date but prior to disposal, each party will inform the other of its intent to dispose of any such Tax records and will provide the other party with a reasonable opportunity to obtain such Tax records as they deem appropriate.

(e)  If any Tax authority informs Purchaser or any of its affiliates of any notice of a proposed audit, claim, assessment or other dispute concerning Taxes relating to a Pre-Closing Tax Period, the party so informed shall promptly notify Sellers of such matter.  If Sellers or any of their affiliates are informed of any audit, claim, assessment or other dispute concerning Non-Income Taxes relating to the operation of the Business or the Acquired Assets during any Pre-Closing Tax Period, the party so informed shall promptly notify Purchaser of such matter. Such notice shall be accompanied by copies of any notice or other documents received from any Tax authority with respect to such matter.  Sellers shall have the right to control any Tax Proceedings relating to any Pre-Closing Tax Periods, including any settlements thereof, provided that, prior to asserting control over such Tax Proceeding, Sellers have acknowledged in writing their indemnification obligation under Article X with respect to all Taxes and related expenses arising from such Tax Proceedings.  Any Tax Proceeding involving Pre- and Post-Closing Tax Periods and relating to Non-Income Taxes shall be jointly controlled by Sellers and Purchaser.  Purchaser shall not settle any liability for Taxes related to Pre-Closing Tax Periods for which Sellers have an indemnification obligation and have previously provided the written acknowledgement of their indemnification obligation described above without the prior written consent of Sellers.

SECTION 5.11  Proration of Certain Assets and Liabilities.

(a)  The following assets and liabilities of the Business shall be prorated on a per diem basis and apportioned between Sellers, on the one hand, and Purchaser, on the other, as of the Effective Time:  any current prepaid expenses (but excluding any items covered by Section 5.20), advertising, utility charges (including telecommunication charges), rent, water and sewer fees, license and permit fees (but only to the extent such license or permit is an Acquired Asset), maintenance contracts (which become Acquired Assets), and similar charges imposed with respect to the Acquired Assets (collectively, with Property Taxes apportioned pursuant to Section 5.11(b), the “Prorated Assets and Liabilities”).  Sellers shall be liable for (and shall promptly reimburse Purchaser to the extent Purchaser shall have paid) that portion of the Prorated Assets and Liabilities relating to, or arising in respect of, days ending prior to the Effective Time, and Purchaser shall be liable for (and shall promptly reimburse Sellers to the extent Sellers shall have paid) that portion of the Prorated Assets and Liabilities relating to, or arising in respect of, all periods on and after the Effective Time.  With respect to the pro ration of percentage rent due under a Lease, the pro ration shall be based upon the overall sales during the Lease year relative to sales during the Lease year that occurred prior to the Effective Time (which shall be for the account of Sellers) and sales during the Lease year that occurred on or subsequent to the Effective Time (which shall be for the account of the Purchaser).

(b)  Property Taxes with respect to the operation of the Business and the Acquired Assets relating to the Straddle Period shall be apportioned in the following manner: The amount of Property Taxes allocated to the Pre-Closing Tax Period included in the Straddle Period shall be equal to the total amount of such Property Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period included in the Straddle Period and the denominator of which is the total number of days in the Straddle Period.  The amount of Property Taxes attributable to the Post-Closing Tax Period included in the Straddle Period shall be equal to the total amount of Property Taxes for the Straddle Period less the amount of Property Taxes attributable to the Pre-Closing Tax Period included in the Straddle Period.

(c)  Following the Closing, Purchaser shall reimburse Sellers for any deposits exclusively related to the Real Property and for which Purchaser will continue to receive a benefit following the Closing.  If requested by Purchaser, Sellers shall provide Purchaser with documentation to substantiate the reimbursement request prior to payment being due.

SECTION 5.12  Supplemental Disclosure.  From time to time prior to the Closing Date, Sellers shall have the right to supplement or amend (by written notice to Purchaser) the Schedules to Article III of this Agreement (provided Sellers shall not have such right with regard to Schedule 3.14, except to the  extent such supplement or amendment pertains to any Permits or contracts entered into after the date hereof) with respect to any matter that first arises after the date hereof in the ordinary course of business which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Schedules or which is necessary to correct any information in the Schedules which has been rendered materially inaccurate thereby.  For the purpose of determining satisfaction of the conditions set forth in Section 8.2(a), no supplement or amendment to the Schedules shall eliminate Purchaser’s right, if any, to terminate this Agreement based upon any inaccuracy or breach of representation or warranty.  After the Closing, the Schedules shall be deemed for the purposes of Article IX hereof, to include and reflect such supplements and amendments made in accordance with this Section 5.12 prior to the Closing Date.

SECTION 5.13  Parent Trademarks.  It is expressly agreed that Purchaser is not acquiring any right, title or interest in trademarks, service marks, logos, trade names or Internet protocol addresses or Internet domain names of Parent or its affiliates (other than as provided in Section 1.2(a)) or in any trademark, service mark logo, trade name, or Internet domain name or Internet protocol address incorporating the words Zale, Zales, Gordons, Peoples, Piercing Pagoda and Mappins, Parent’s corporate signature or logo, or any part, variation or derivative thereof (collectively, “Parent Trademarks”).  As promptly as practicable, but in no event later than ninety (90) days following the Closing

Date, Purchaser shall use commercially reasonable efforts to remove, strike over or otherwise obliterate, at its own cost, all Parent Trademarks from all items and materials constituting or included in the Acquired Assets or otherwise owned or held by Purchaser, including any facility signs, equipment, vehicles, Internet sites, business cards, schedules, purchase orders, invoices, stationery, displays, signs, promotional materials, manuals, forms and other materials, if such items and materials are routinely visible to, or distributed or made available or proposed to be distributed or made available to, third parties or the public, and Purchaser shall use commercially reasonable efforts to cease using invoices, purchase orders, stationery and business cards containing Parent Trademarks no later than one hundred eighty (180) days after the Closing Date.  Nothing contained herein shall require or be construed to require Purchaser to cause customers of the Business to take any action with respect to property in the possession of any such customers.  Notwithstanding the foregoing, neither Purchaser nor any of its affiliates shall, from and after the Closing Date, except as otherwise expressly agreed in writing by Parent or as provided in the Transition Services Agreement or in this Section 5.13 with respect to Purchaser’s use of such invoices, purchase orders, stationery and business cards containing Parent Trademarks, make any direct or indirect use of any Parent Trademarks or make any reference to Parent or its affiliates in any advertisements, of Purchaser or any of its affiliates.

SECTION 5.14  Insurance.  Purchaser acknowledges and agrees that effective upon the Closing, all insurance policies carried by or for the benefit of Parent and Sellers or any of their affiliates with respect to the Acquired Assets and the operation, activities and liabilities of the Business (the “Seller Insurance Policies”) may be terminated or modified by Parent or Sellers or deemed by the language of such policies to exclude coverage of the Acquired Assets and the activities, liabilities and operations of the Business, and Purchaser shall, on or before the Closing, obtain at its sole cost and expense replacement insurance coverage for the Acquired Assets and the activities, operations and liabilities of the Business from and after the Effective Time, provided, however, if any Acquired Asset is not actually transferred to Purchaser on the Closing Date, but Sellers are providing the Purchaser with the benefits of such Acquired Asset pursuant to Section 5.4, Sellers shall continue to insure such asset on the Sellers’ insurance policies (at Purchaser’s cost) on terms not less favorable than those in effect on the date hereof until such time as the Acquired Asset is transferred to Purchaser.  Following the Closing, the parties shall cooperate (at their own respective cost and expense) in submitting any claims under any of the Seller Insurance Policies arising out of occurrences prior to the Closing.  Purchaser acknowledges that Sellers shall not have any responsibility for obtaining or maintaining any insurance or bearing any liability with respect to the Acquired Assets or the operations, liabilities or activities of the Business relating to or directly or indirectly arising out of events occurring subsequent to the Closing.  Notwithstanding any of the provisions of this Section 5.14, Purchaser shall have no right to make any claim directly against Parent or Sellers, except as otherwise expressly set forth in this Agreement, or against any insurance carrier under any of the Seller Insurance Policies for any claim, loss, liability, lien, damage or expense applicable to the Acquired Assets or the activities, liabilities or operations of the Business.

SECTION 5.15  Guarantees of Parent and Sellers.  The parties shall cooperate and use their respective commercially reasonable efforts to release any and all guarantees and letters of credit of Parent or Sellers or any of their affiliates in respect of the Assumed Liabilities or the Acquired Assets (collectively, the “Seller Guarantees”), provided, however, any obligation of Sellers or any of their affiliates under the Leases shall not be included within the term Seller Guarantees.  Purchaser shall use commercially reasonable efforts to execute any substitute guarantees and make any other arrangements on the part of Purchaser or its affiliates reasonably necessary to obtain the release of any such Seller Guarantees.  If the parties are unable to cause any of the Seller Guarantees to be released prior to the Closing, Purchaser shall indemnify and hold harmless Parent and Sellers and their affiliates from and against any and all amounts becoming payable under or with respect to any such Seller Guarantees following the Closing as a result of actions or events occurring after the Closing.  In addition, Purchaser shall not extend, renew or amend any Lease in any manner that would increase or extend the liability of either Seller thereunder without obtaining the full release of Sellers from any increased or extended liabilities under such Lease, and Purchaser shall give notice to Sellers of each such release.  Following the Closing, Purchaser shall give Sellers prior written notice of any such proposed extensions, renewals or amendments and shall promptly provide copies of any written notice of a default or similar event pertaining to the Leases received by Purchaser.

SECTION 5.16  Governmental Approval.  If a filing is required pursuant to the HSR Act, each of Purchaser and Parent shall as promptly as practicable, but in no event later than fifteen Business Days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, the notification and report form under the HSR Act required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act.  Each party will bear its own costs for the preparation of any such filing and responding to any inquiries or information requests, and Purchaser and Parent shall each be responsible for the payment of one half of any applicable filing fees.  Each of Purchaser and Parent shall use commercially reasonable efforts to promptly comply with any other laws of any country which are applicable to any of the transactions contemplated hereby and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person in connection with such transactions is necessary.  Each of Purchaser and Parent shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, registration or declaration which is necessary under the HSR Act or any other such laws.  Purchaser and Parent shall keep each other reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity, and shall use commercially reasonable efforts to comply promptly with any such inquiry or request.  Purchaser and Parent shall use all commercially reasonable efforts to obtain any clearance under the HSR Act or any other consent, approval, order or authorization of any Governmental Entity necessary in connection with the transactions contemplated hereby or to resolve any objections which may be asserted by any Governmental Entity with respect to the transactions contemplated hereby, provided that no party hereto shall be required to execute any agreements or submit to judicial or administrative orders to hold separate and/or divest any of its assets or businesses or the businesses or assets of any of their respective subsidiaries.

SECTION 5.17  Commitment Letter.  Purchaser shall use its commercially reasonable efforts to complete the transactions contemplated by the Commitment Letter in accordance with the terms of the Commitment Letter (including obtaining rating agency approvals, maintaining in effect the Commitment Letter, satisfying on a timely basis all conditions applicable to Purchaser to obtaining the financing contemplated by the Commitment Letter, negotiating definitive agreements with respect thereto on terms and conditions contained therein, satisfying all conditions applicable to Purchaser in such definitive agreements that are within its control and, if necessary, borrowing pursuant to the Commitment Letter in the event the “flex” provisions are exercised), with such changes as Purchaser may desire, in order to have available to it the Purchase Price, the reasonably expected Inventory true-up payment contemplated by Section 2.3 and other transaction costs at or prior to the Closing; provided, however, that in no event will Purchaser make any changes that reasonably would be expected to have a material adverse effect on the solvency of the Purchaser upon the consummation of the transactions contemplated by this Agreement  Purchaser shall keep Sellers informed on a reasonably current basis in reasonable detail of the status of its efforts to comply with the terms of, and satisfy the conditions contemplated by, the financing contemplated by the Commitment Letter and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Commitment Letter that would have a material adverse effect on the ability of Purchaser to consummate the transactions in the Commitment Letter without obtaining the prior written consent of Sellers (such consent not to be unreasonably withheld (or delayed).

SECTION 5.18  Nonsolicitation.  With respect to any Transferring Employee, for eighteen months following the Closing Date, Sellers, Parent and their affiliates shall not, directly or indirectly, for their own account or on behalf of any other person, solicit or employ any such person at any time during the six months following the end of such person’s employment with Purchaser, or induce or attempt to induce any such employee to leave his or her employment with Purchaser or any of its affiliates after the Closing, except if such person responds to a general solicitation.

SECTION 5.19  Confidential Information.  Following the Closing, Sellers, Parent, and any of their affiliates shall not at any time use or disclose to any person other than Purchaser any confidential or proprietary information, knowledge or data relating to the Business or the Acquired Assets (including, without limitation, information relating to accounts, financial dealings, transactions, trade secrets, intangibles, customer lists, pricing lists, processes, plans and proposals), whether or not marked or otherwise identified as confidential or secret unless such information (i) is now, or hereafter becomes, through no act or failure to act on the part of Sellers, Parent or any of their affiliates in breach of this Agreement, generally known or available; (ii) is hereafter furnished to Sellers, Parent or any of their affiliates by a third party who is not bound by an obligation of confidentiality with respect to such information; (iii) is the subject of a written permission to disclose provided by Purchaser; (iv) is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby; or (v) required to be included in Parent’s SEC filings.  If compelled by a requirement of a Governmental Entity or by law (including, without limitation, by subpoena or court order, but other than pursuant to routine filing requirements) or discovery to disclose any confidential information, Sellers, Parent and any of their affiliates, as applicable, promptly will notify Purchaser in writing prior to making any disclosure to provide Purchaser a reasonable opportunity to either waive any objection to such disclosure or request a remedy from the appropriate Governmental Entity.  Sellers, Parent and any of their affiliates, as applicable, will cooperate with Purchaser, at Purchaser’s expense, in its efforts to obtain such a remedy.  If Purchaser waives its objections or is unsuccessful in its request, Sellers, Parent and any of their affiliates, as applicable, will furnish only that portion of the confidential information that is generally required.

SECTION 5.20  True-ups for Gift Cards and Deposits for Special Orders.

(a)  Gift Cards and Layaways.

(i)  In order to facilitate the agreement between the parties with respect to Previously Issued Gift Cards and Previously Issued Layaways in Section 1.3(d), as soon as practicable following the Closing, Sellers shall determine the aggregate amount of cash received by the Business (“Cash Received”) for the Previously Issued Gift Cards and Previously Issued Layaways as then reflected in Sellers’ records.  Sellers shall notify Purchaser of the Cash Received and shall provide Purchaser with an accurate list of each Previously Issued Gift Card (including date of issuance and cash amount, except with respect to gift cards issued prior to 2003, Sellers need only provide an aggregate cash amount, not to exceed $20,000) and each Previously Issued Layaway (including amount of cash collected and the merchandise subject to such layaway) (such information required to be provided in this sentence, the “Cash Received Statement”).  If Cash Received exceeds $1,270,000, Sellers shall pay to Purchaser, by wire transfer of immediately available funds, the amount of such excess (the “Excess Amount”) on the date of delivery of the Cash Received Statement.  Purchaser shall have 30 days following the receipt of the Cash Received Statement to notify Sellers of any disagreements with such Cash Received Statement, which notice shall contain reasonable detail.  During such 30-day period, Sellers shall provide Purchaser and its Representatives access to such financial and other information as required pursuant to Section 5.7 to aid Purchaser in its verification of the Cash Received Statement.  Failure to notify Sellers of its disagreement with the calculation within such 30-day period shall be deemed acceptance of the Cash Received Statement by Purchaser.

(ii)  In the event that Purchaser timely notifies Sellers of any disagreement, the parties agree that each of them will negotiate in good faith to resolve such disagreement.  If within thirty (30) days after delivery to Sellers of the notification by Purchaser of a disagreement, the parties are unable to resolve such disagreement, either the Purchaser, on the one hand, or Sellers, on the other hand, shall have the right to submit the determination of such matters to an independent accountant of national or regional standing reasonably acceptable to Purchaser and Sellers (the “Independent Accountant”), whose decisions shall be binding on the parties.  The cost of the Independent Accountant shall be paid by the party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Accountant.

(iii)  If the Cash Received, as finally determined, exceeds $1,270,000, within three (3) Business Days after the final determination of the Cash Received, Sellers shall pay to Purchaser (x) the shortfall amount, or (y) if Sellers had previously paid Purchaser the Excess Amount, the difference between the final Cash Received amount and the Cash Received amount initially included on the Cash Received Statement.  If not paid when due, interest shall accrue on the amount at a rate equal to the lesser of (a) 12% and (b) the maximum rate permitted by law.

(b)  Deposits for Special Orders.

(i)  Within ten (10) days following the Closing, Seller shall (i) determine the aggregate amount of cash received by the Business as deposits (the “Cash Deposit Amount”) on all special order merchandise that remains undelivered to the Business as of the Effective Time and for which Purchaser shall be responsible to pay the vendor upon receipt of the merchandise after the Effective Time, (ii) provide Purchaser with a schedule of all such special order merchandise, the deposit amount related thereto and the cost of such merchandise (the “Special Items Schedule”) and (iii) pay to Purchaser the Cash Deposit Amount.

(ii)  Purchaser shall have 30 days following the receipt of the Cash Deposit Amount and Special Items Schedule to notify Sellers of any disagreements with such Special Items Schedule, which notice shall contain reasonable detail.  During such 30-day period, Sellers shall provide Purchaser and its Representatives access to such financial and other information as required pursuant to Section 5.7 to aid Purchaser in its verification of the Special Items Schedule.  Failure to notify Sellers of its disagreement with the calculation within such 30-day period shall be deemed acceptance of the Cash Deposit Amount and Special Items Schedule by Purchaser.

(iii)  In the event that Purchaser timely notifies Sellers of any disagreement, the parties agree that each of them will negotiate in good faith to resolve such disagreement.  If within thirty (30) days after delivery to Sellers of the notification by Purchaser of a disagreement, the parties are unable to resolve such disagreement, either the Purchaser, on the one hand, or Sellers, on the other hand, shall have the right to submit the determination of such matters to the Independent Accountant, whose decisions shall be binding on the parties.  The cost of the Independent Accountant shall be paid by the party whose aggregate estimate of the disputed amount or amounts, as the case may be, differs most greatly from the determination of the Independent Accountant.

(iv)  If the Cash Deposit Amount, as finally determined, is more than the amount initially paid by Sellers to Purchaser, within three (3) Business Days after the final determination of the Cash Deposit Amount, Sellers shall pay to Purchaser the shortfall.  If not paid when due, interest shall accrue on the amount at a rate equal to the lesser of (a) 12% and (b) the maximum rate permitted by law.

ARTICLE VI
Employees

SECTION 6.1  General

(a)  As of the Effective Time, Purchaser agrees to offer to hire all of Sellers’ salaried and hourly personnel who are actively employed at the Real Property (whether or not such employees are on medical, family or other authorized leaves of absence and set forth on Schedule 6.1) (the “Field Employees”) in substantially comparable jobs.  With respect to Sellers’ employees who are listed on Schedule 6.1 (whether or not such employees are on medical, family or other authorized leaves of absence and set forth on Schedule 6.1) (the “Scheduled Employees”), as of the Effective Time, Purchaser shall either offer to hire each such Scheduled Employee or shall reimburse Sellers the cost of the severance amount specified on Schedule 6.1 for each such Scheduled Employee not receiving an offer, less applicable withholdings.  The Scheduled Employees together with the Field Employees, are referred to herein as the “Employees.”  Employees who become employed by Purchaser on or within ninety days after the Closing Date are referred to herein as “Transferring Employees.”  Subject to the provisions of Section 6.2, Purchaser agrees to be responsible for all employment-related obligations with respect to Transferring Employees arising on and after the Effective Time.  If any Scheduled Employee declines Purchaser’s offer of employment, Purchaser shall reimburse Sellers the severance amount specified on Schedule 6.1 for each Scheduled Employee who declines the Purchaser’s offer, less applicable withholdings.  Payment of such specified severance amount shall represent the total amount owed by Purchaser with respect to such Scheduled Employee.  If any Field Employee declines Purchaser’s offer of employment, Purchaser shall have no further obligations with respect to such Field Employee for severance or any other benefits, and Sellers shall pay to such Field Employee severance in accordance with the Sellers’ severance plans, policies or arrangements and Sellers shall be responsible for obligations with respect to such Field Employee for severance and any other benefits.

(b)  On the Effective Time or as soon as administratively feasible thereafter (but in no event later than the time required by applicable law), Seller shall pay to any Employee all amounts earned or accrued as of the Effective Time, including, but not limited to salary, commissions, paid time off and vacation pay.

(c)  Subject to Section 6.1(a), Purchaser understands and acknowledges that Parent and Sellers are relying on Purchaser’s agreement to hire all Field Employees and certain Scheduled Employees as of the Effective Time.  In that regard, Purchaser shall bear (or Finlay shall cause Purchaser to bear) sole responsibility for any obligations or liabilities to such Employees under the WARN Act and any other law of any other applicable Governmental Entity regarding notice of employment termination, and Purchaser agrees (and Finlay agrees to cause Purchaser) to indemnify and to hold Parent and Sellers harmless from same.  Purchaser’s indemnification of Sellers in this regard specifically includes, but is not limited to, any claim by such Employee for back pay, front pay, benefits, or compensatory or punitive damages, any claim by any Governmental Entity for penalties regarding any issue of prior notification (or any lack thereof) of any plant closing or mass layoff, as well as defense costs, including attorneys’ fees, in defending any such claims, and such indemnification shall continue for so long as any Employee has a right to seek compensation under the WARN Act or any other law of any other applicable Governmental Entity.  Notwithstanding the foregoing, Sellers agree that at any time after the execution and delivery of this Agreement Purchaser shall have the right to provide to the Scheduled Employees such notices as may be necessary to comply with the requirements of the WARN Act or any other law of any other applicable Governmental Entity regarding notice of employment termination.  Further, Sellers agree to provide the names, addresses and other pertinent information with respect to the Scheduled Employees as may be necessary to facilitate the delivery of the notices described in the foregoing sentence no later than three (3) days following the execution and delivery of this Agreement.

SECTION 6.2  Employee Benefits.

(a)  For a period of no less than twelve months from the Closing Date, Purchaser shall provide each Transferring Employee, so long as they remain employed by Purchaser during such period, overall benefits and total compensation that, taken together, are substantially comparable in the aggregate to the benefits and compensation customarily provided by Sellers.  Transferring Employees shall be eligible to participate in any “employee benefit plan” (as defined in Section 3(3) of ERISA), stock purchase, stock option, severance, fringe benefit, bonus, incentive, deferred compensation, and all other employee benefit plans, agreements, programs, policies or other arrangements (whether or not subject to ERISA) maintained by Purchaser (“Purchaser’s Benefit Plans”) for its similarly situated employees; provided, that nothing herein shall obligate Purchaser to establish or maintain any particular form of employee benefit plan or to require it to amend any existing benefit plan or policy.  Notwithstanding the foregoing, should Purchaser terminate a Transferring Employee other than for cause prior to the first anniversary of the Effective Time, Purchaser shall pay the Transferring Employee severance that is not less than the severance provided for in Sellers’ severance plan in effect on the date hereof.  In addition, if Purchaser transfers a Scheduled Employee located in the Dallas/Fort Worth Metroplex to a location outside the Dallas/Fort Worth Metroplex and the Scheduled Employee declines the transfer, Purchaser shall pay the Scheduled Employee severance equal to the amount specified on Schedule 6.1.

(b)  Purchaser agrees to credit each Transferring Employee, for purposes of Purchaser’s vacation and severance policies, for years of service with Parent and Sellers, their affiliates and their predecessors, as the case may be, determined immediately prior to the Effective Time and to give Transferring Employees credit for deductibles and co-pays paid by them during 2007 with respect to health and benefit plans.

(c)  The parties hereto acknowledge and agree that all provisions contained in this Section 6.2 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall (i) create any third party beneficiary or other rights (A) in any other Person, including, without limitation, any employees or former employees of Parent, Sellers or the Business, any participant in any employee benefit plan maintained by Purchaser or any of its affiliates, or any dependent or beneficiary thereof, or (B) to continued employment with Purchaser or any of its affiliates; or (ii) constitute an amendment to any Employee Benefit Plan or any employee benefit plan of Purchaser or any of its affiliates.

(d)  As soon as practicable following the Closing Date, any Transferring Employees who have account balances in the Seller 401(k) Plan shall be entitled to receive distributions of their account balances and shall be permitted to roll over their eligible rollover distributions, as soon as practicable after the Closing Date, but in no event later than ninety (90) days after the Closing Date, to any 401(k) plan established or maintained by Purchaser (or an affiliate thereof) (the “Purchaser 401(k) Plan”) on behalf of such Transferring Employees.  Such rollover may consist of cash, promissory notes evidencing outstanding participant loans (“Loans”) under the Seller 401(k) Plan or any combination thereof.  The Seller 401(k) Plan shall not place any Transferring Employee’s Loan into default so long as such employee transfers his or her account balance under the Seller 401(k) Plan, together with the Loan, to the Purchaser 401(k) Plan through a direct rollover as soon as administratively practicable following the Closing Date.  Sellers and Purchaser shall cause their respective plans to be amended, as necessary, and to cooperate with each other in order to facilitate the implementation of the foregoing provisions.

ARTICLE VII
Merchandise

SECTION 7.1  Merchandise Returns.  With respect to any merchandise sold at the Real Property prior to the Effective Time, Purchaser agrees to follow and adhere to the customary policy of the Business regarding merchandise returns, credits and refunds.  Parent and Sellers shall have no obligation to reimburse Purchaser for any credits or refunds given by Purchaser with respect to any such returned merchandise, and Purchaser shall be entitled to resell such returned merchandise without paying any additional consideration therefor to Parent or Sellers.  Sellers have delivered to Purchaser a true, correct and complete copy of the policies of the Business regarding merchandise returns, credits and refunds in effect on the date hereof.

SECTION 7.2  Merchandise Repairs.  At the Closing Sellers will deliver to Purchaser all customer property in their possession in connection with repairs and will direct the providers of repair services to the Business to deliver to Purchaser any customer property in their possession.  To the extent that Sellers have paid a provider of repair services for repairs with respect to such customer property, and the customer has not reimbursed Sellers for such amounts, Purchaser shall promptly reimburse Sellers for such unreimbursed amounts following Closing.

                SECTION 7.3  Merchandise Consignments.  No later than ten (10) days prior to the Closing, Sellers shall deliver to Purchaser a schedule of the consigned merchandise of the Business.  Purchaser shall deliver to Sellers a list of the consigned merchandise that it desires to retain subsequent to the Closing no later than five (5) days prior to the Closing.  Purchaser shall provide Sellers written confirmation from the vendors that, following the Closing, Sellers no longer will be responsible for such merchandise or for payment for merchandise due except to the extent sold prior to the Effective Time.  Sellers will return all other consigned merchandise to the appropriate owner thereof.

ARTICLE VIII
Conditions Precedent

SECTION 8.1  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase the Acquired Assets and to complete the other Purchaser actions contemplated by this Agreement to occur at the Closing, and the obligation of Sellers to sell, assign, transfer, convey and deliver the Acquired Assets to Purchaser and to complete the other Sellers actions contemplated by this Agreement to occur at the Closing, shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)  Certain Waiting Periods.  (i) Any waiting period under the HSR Act applicable to any of the transactions contemplated hereby shall have expired or been earlier terminated, and (ii) no antitrust authority shall have required Parent, Sellers or any of their affiliates to continue to own any of the Acquired Assets or to have required any party hereto to divest, separate or offer for sale any of their assets.

(b)  No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and/or the Ancillary Documents shall be in effect; provided, however, that each of Purchaser and Sellers shall have used commercially reasonable efforts to prevent the entry of any such order, injunction or other restraint or prohibition and to appeal as promptly as possible any such order, injunction or other restraint or prohibition that may be entered.

(c)  Leasehold Consents.  The Sellers shall have obtained and delivered to Purchaser the Required Consents no later than five (5) Business Days prior to the Closing.

SECTION 8.2  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase the Acquired Assets and to complete the other actions of Purchaser contemplated by this Agreement to occur at the Closing, is subject to the satisfaction at and as of the Closing of each of the following conditions, any of which may be waived by Purchaser in its sole discretion:

(a)  Representations and Warranties.  The representations and warranties of Parent and Sellers set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or to Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) as of the Closing as though such representations and warranties were made on and as of the Closing, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or to Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) only as of such date, and Purchaser shall have received a certificate from Parent and Sellers to such effect.

(b)  Performance of Obligations of Parent and Sellers.  Parent and Sellers shall have performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing, and Purchaser shall have received a certificate from Parent and Sellers to such effect.

(c)  Funds.  Purchaser shall have obtained an amount equal to the sum of the Purchase Price, the reasonable expected Inventory true-up payment contemplated by Section 2.3, plus $10.0 million to pay transaction-related expenses in debt financing from GE in accordance with the Commitment Letter or such other lender, on terms and conditions satisfactory to Purchaser in its reasonable discretion.

(d)  2007 Audited Financial Statements.  No later than one (1) Business Day prior to Closing, Sellers shall have delivered to Purchaser audited financial statements of the Business for the fiscal year ended July 31, 2007 prepared in accordance with GAAP, together with an opinion thereon of Sellers’ independent public accountants, which financial statements and opinion shall meet all standards required by Regulation S-X of the Exchange Act (the “2007 Audited Financials”). The 2007 Audited Financials shall be comparable, in all material respects, to the 2007 Unaudited Financials, taking into account the required GAAP adjustments to be made to the 2007 Unaudited Financials.

(e)  Flagship Store Consents.  Parent and Sellers shall have received and delivered to Purchaser consents for the assignment of the Leases listed on Schedule 8.2(e), which consent shall meet the requirements of the last two sentences of the definition of Required Consents.

(f)  Expected Delivery of 2006 Audited Financials and Supplemental Financial Information.  Based upon discussions with KPMG and/or Sellers, nothing shall have come to Purchaser’s attention to cause it to reasonably conclude that the 2006 Audited Financials and the Supplemental Financial Information will not be delivered as contemplated by Section 5.7(c).

SECTION 8.3  Conditions to Obligation of Sellers.  The obligation of Sellers to sell, assign, transfer, convey, and deliver the Acquired Assets and to complete the other  actions of Sellers and Parent contemplated by this Agreement to occur at the Closing, is subject to the satisfaction at and as of the Closing of each of the following conditions, any of which may be waived by Sellers in their sole discretion:

(a)  Representations and Warranties.  The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects  (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) as of the Closing as though such representations and warranties were made on and as of the Closing, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) only as of such date, and Sellers shall have received a certificate from Purchaser to such effect.

(b)  Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing, and Sellers shall have received a certificate to such effect.

ARTICLE IX
Termination, Amendment and Waiver

SECTION 9.1  Termination.

(a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(i)  by mutual written consent of Parent, Sellers and Purchaser;

(ii)  by Sellers, if any of the conditions set forth in Sections 8.1(a), 8.1(b) or 8.3(b) shall have become incapable of fulfillment by November 16, 2007 or such later date as may be mutually agreed by the parties (the “Closing Deadline”), and, in the case of Section 8.3(b), shall not have been waived by Sellers;

(iii)  by Purchaser, if any of the conditions set forth in Sections 8.1 or 8.2(b) shall have become incapable of fulfillment by the Closing Deadline, and, in the case of Section 8.2(b), shall not have been waived by Purchaser;

(iv)  by Sellers, if any of Purchaser’s representations or warranties set forth herein shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.3(a) would not be satisfied, and, if such inaccuracy is capable of being cured, Purchaser fails to cure such inaccuracy within thirty days following written notification thereof from Sellers to Purchaser;

(v)  by Purchaser, if any of Parent’s or Sellers’ representations or warranties set forth herein shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.2(a) would not be satisfied, and, if such inaccuracy is capable of being cured, Parent or Sellers fail to cure such inaccuracy within thirty days following written notification thereof from Purchaser to Sellers; or

(vi)  by Sellers or Purchaser if the Closing shall not have occurred by the Closing Deadline;

provided, however, that the right to terminate this Agreement pursuant to clause (ii), (iii), (iv), (v) or (vi) above shall not be available to a party (A) whose failure to fulfill an obligation, or (B) whose breach of a representation, warranty, covenant or agreement set forth in this Agreement, and/or (C) whose delay or non-performance shall have been the cause of, or shall have resulted in, the right to terminate this Agreement pursuant to this Section 9.1(a).

(b)  In the event of termination by Sellers or Purchaser pursuant to Section 9.1(a), written notice thereof shall promptly be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party.  If the transactions contemplated by this Agreement are terminated as provided herein:

(i)  Upon written request from Sellers, Purchaser shall return or destroy all documents and other material received from Parent, Sellers or any other Person relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Parent or Sellers; and

(ii)  all confidential information received by Purchaser with respect to the Acquired Assets, the Business or any other aspect of the business of Sellers shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(c)  If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 9.1, this Agreement shall become null and void and of no further force and effect, without any further obligation or liability of Parent, Sellers or Purchaser hereunder (except for any liability of a party for its breach of this Agreement), except for (i) the provisions of Section 5.2 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from Sellers, or other Persons, (ii) the provisions of this Agreement relating to expenses (including Section 5.5), (iii) the provisions of this Section 9.1 and (v) the provisions of Article XI.  Nothing in this Section 9.1 shall be deemed to release either Purchaser or Parent and Sellers from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by the other party of its obligations under this Agreement.

(d)  If  either Purchaser or Sellers terminates this Agreement pursuant to Section 9.1(a)(i), 9.1(a)(iii) or 9.1(vi) due to Sellers’ inability to satisfy the condition set forth in Section 8.1(c) and all other conditions were capable of being satisfied at the time, Sellers shall pay to Purchaser an aggregate of $1,000,000 on the date of termination.

(e)  If Sellers terminate this Agreement pursuant to Section 9.1(a)(i) or 9.1(a)(vi) due to Purchasers’ inability to satisfy the condition set forth in Section 8.2(c) and all other conditions were capable of being satisfied at the time, Purchaser shall pay to Sellers an aggregate of $1,000,000 on the date of termination.

SECTION 9.2  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.  By an instrument in writing, Purchaser, on the one hand, or Parent and Sellers, on the other, may waive compliance by any other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.  No failure or delay of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof constitute a continuing waiver or preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE X
Indemnification

SECTION 10.1  Indemnification by Parent and Sellers.

(a)  Subject to all applicable terms and conditions of this Article X, from and after the Closing Date, Parent and Sellers, jointly and severally, hereby agree to indemnify Purchaser, Finlay and their affiliates and their respective officers, directors, employees and Representatives (collectively, the “Purchaser Group”) against, and to hold them harmless from, any loss, liability, Tax, claim, damage or reasonable expense (including without limitation reasonable attorneys’ fees’, whether or not involving a Third-Party Claim (collectively, “Losses”), as incurred to the extent arising directly or indirectly from, relating to or otherwise in respect of:

(i)  any failure of any representation or warranty made by Parent or either Seller contained in this Agreement to be true and correct; provided, however, that (except with respect to the representations and warranties contained in set forth in Sections 3.1, 3.2, 3.3, 3.8, the first sentence of 3.12(a), 3.17 and 3.19), Parent and Sellers shall not have any liability under this Section 10.1(a)(i) unless and until the aggregate of all Losses relating thereto for which Parent or Sellers would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $2,050,000 (the “Deductible”), at which time Parent and Sellers shall only be liable for amounts in excess of the Deductible; provided, further, that no claim for Losses under this Section 10.1(a)(i) (except with respect to Sections 3.1, 3.2, 3.3, 3.8, the first sentence of 3.12(a), 3.17 and 3.19) may be made, and no Losses shall be applied against the Deductible for any claim that

(when aggregated with a series of substantially related claims) does not cause Losses in an amount in excess of $15,000;

(ii)  any nonfulfillment of, or failure to comply with, any covenant of Parent or either Seller set forth in this Agreement;

(iii)  any Excluded Liabilities; or

(iv)  any fees of any Person referred to in Section 3.19 and any other fees, commissions or expenses asserted by any other Representative of Parent or Sellers on the basis of the transactions contemplated by this Agreement.

(b)  Notwithstanding anything else to the contrary contained herein, the liability of Parent and Sellers under Section 10.1(a)(i) (except with respect to  the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.8, the first sentence of 3.12(a), 3.17 and 3.19), in the aggregate, shall be limited to and in shall no event exceed fifteen percent (15%) of the Purchase Price.

(c)  Notwithstanding anything to the contrary in this Agreement, for purposes of the indemnification provisions in this Section 10.1, the determination of (i) whether any representation or warranty has been breached and (ii) the amount of any Losses shall be made without giving effect to any “material adverse effect” qualification or any materiality or similar qualification contained in the representations or warranties herein.

(d)  Purchaser acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, intentional misrepresentation or willful misconduct on the part of Parent or Sellers in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant or agreement set forth herein (but not including any claims arising after the Closing under the express terms of any Ancillary Documents), shall be pursuant to the indemnification provisions set forth in this Article X, provided, however, that Purchaser shall be entitled to specific performance or injunctive relief in addition to any other remedy at law or in equity to enforce any of the covenants contained herein that are to be performed by Parent or Sellers after the Closing since monetary damages would be inadequate and Purchaser would have no adequate remedy at law.  In furtherance of the foregoing, each of Purchaser and Finlay hereby waives, on behalf of itself and the members of the Purchaser Group and to the fullest extent permitted under applicable law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein it may have against Parent and Sellers and their affiliates, and each of their respective officers, directors, employees and Representatives arising under or based upon any Federal, state, local or foreign statute, law, ordinance, rule or regulation, except pursuant to the indemnification provisions set forth in this Article X.

SECTION 10.2  Indemnification by Purchaser and Finlay

(a)  Subject to all applicable terms and conditions of this Article X, from and after the Closing Date, Purchaser and Finlay, jointly and severally, hereby agree to indemnify each of Parent and Sellers and their affiliates and each of their respective officers, directors, employees and Representatives (collectively, the “Seller Group”) against, and agrees to hold them harmless from, any Losses as incurred to the extent arising directly or indirectly from, relating to or otherwise in respect of:

(i)  any failure of any representation or warranty made by Purchaser contained in this Agreement to be true and correct;

(ii)  any nonfulfillment of, or failure to comply with, any covenant of Purchaser  set forth in this Agreement;

(iii)  any Assumed Liabilities;

(iv)  any fees of any Person referred to in Section 4.6 and any other fees, commissions or expenses asserted by any other Representative of Purchaser on the basis of the transactions contemplated by this Agreement; or

(v)  the operation of the Business or the ownership, operation or use of the Acquired Assets after the Closing Date.

(b)  Notwithstanding anything to the contrary in this Agreement, for purposes of the indemnification provisions in this Section 10.2, the determination of (i) whether any representation or warranty has been breached and (ii) the amount of any Losses shall be made without giving effect to any “material adverse effect” qualification or any materiality or similar qualification contained in the representations or warranties herein.

(c)  Parent and Sellers acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, intentional misrepresentation or willful misconduct on the part of Purchaser in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty covenant or agreement set forth herein shall be pursuant to the indemnification provisions set forth in this Article X, provided, however, that Parent and Sellers shall be entitled to specific performance or injunctive relief in addition to any other remedy at law or in equity to enforce any of the covenants contained herein that are to be performed by Purchaser after the Closing since monetary damages would be inadequate and Parent and Sellers would have no adequate remedy at law.  In furtherance of the foregoing, Parent and Sellers hereby waive, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein they may have against Purchaser, Finlay and their respective affiliates, and each of their respective officers, directors, employees and Representatives arising under or based upon any Federal, state, local or foreign statute, law, ordinance, rule or regulation, except pursuant to the indemnification provisions set forth in this Article X.

SECTION 10.3  Losses Net of Insurance; No Punitive Damages; Etc.

(a)  The amount of any Losses (including Environmental Losses) for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Losses, less (i) the reasonably estimated amount of future increased premiums resulting therefrom, (ii) any “retro-premiums” obligation, (iii) any costs incurred in connection with such recovery and all deductibles, and (iv) co-payments and similar obligations.

(b)  Notwithstanding anything to the contrary contained herein, no indemnification shall be provided for under this Article X in respect of, and the Indemnifying Party shall not be liable for, any punitive, special, exemplary or similar damages or for lost profits, provided, however, that the foregoing limitation on lost profits shall not prevent Purchaser from recovering a portion of the Purchase Price, the benefit of which Purchaser would lose as a result of a Loss, provided, further, that such limitations shall not apply to Losses arising out of or relating to any Third-Party Claim.

(c)  In computing the amount of any Losses with respect to a breach of Section 3.4, 3.18 or 3.20, any Losses suffered by Purchaser as a result of Purchaser’s post-Closing practices shall not be included.

(d)  Parent, Sellers and Purchaser agree that any payments made pursuant to this Article X will be treated by the parties on their Tax Returns as an adjustment to the Purchase Price, unless a final determination by a relevant Tax authority with respect to Purchaser or any of its affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for tax purposes.

SECTION 10.4  Termination of Indemnification.  The obligation of Parent and Sellers to indemnify and hold harmless Purchaser and Finlay for breaches of Parent’s and Sellers’ representations and warranties shall terminate eighteen months after the Closing Date, except that (a) the representations and warranties of Parent and Sellers set forth in Sections 3.1, 3.2, 3.3, 3.8, the first sentence of 3.12(a) and 3.19 shall survive the Closing indefinitely and (b) the representations and warranties of Parent and Sellers set forth in Sections 3.16, and 3.17 shall terminate 60 days after the expiration of the applicable statute of limitations (taking into account any waiver, extension or tolling thereof).  The obligation of Purchaser and Finlay to indemnify and hold harmless Parent and Sellers for breaches of Purchaser’s representations and warranties shall terminate eighteen months after the Closing Date, except that the representations and warranties of Purchaser set forth in Sections 4.1, 4.2, 4.3 and 4.6 shall survive the Closing indefinitely.  Notwithstanding the foregoing, the obligation of the Indemnifying Party to indemnify and hold harmless an Indemnified Party pursuant to this Article X shall not terminate with respect to (x) any item as to which such Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice pursuant to this Article X to the Indemnifying Party or (y) claims made pursuant to Sections 10.1(a)(ii) through (iv) or Sections 10.2(a)(ii) through (v).

SECTION 10.5  Procedures Relating to Third-Party Claims

(a)  In the event an Indemnified Party receives notice of a Third-Party Claim, such Indemnified Party shall promptly give notice, in writing and in reasonable detail, to the party required to provide indemnification hereunder (the “Indemnifying Party”);

provided, that failure to give notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure to promptly notify, provided, further, that the Indemnifying Party shall have no liability whatsoever if the failure to give such notice was intentional or resulted from the Indemnified Party’s gross negligence.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b)  If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses within 20 days after receipt from the Indemnified Party of the notice of such Third-Party Claim, to assume the defense thereof, provided that an election to assume the defense of such Third-Party Claim shall be deemed to be an admission that the Indemnifying Party is liable to the Indemnified Party in respect of all Losses arising or resulting from, or relating to, such Third-Party Claim.  Except as hereinafter provided, the Indemnifying Party shall have the right to defend the Third-Party Claim with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party by appropriate proceedings, (unless the nature of the claim creates an ethical conflict for the same counsel to defend the Indemnified Party and the Indemnifying Party) which proceedings, including settlement proceedings, shall be conducted diligently and in good faith by the Indemnifying Party.  The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party does not assume or control the defense thereof including in the event that the Indemnifying Party failed, or is failing, to vigorously prosecute or defend such Third-Party Claim or in the case of the ethical conflict discussed in the immediately preceding sentence.  If the Indemnifying Party elects to assume the defense of a Third-Party Claim and no ethical conflict for the counsel exists, the Indemnifying Party shall not be liable to the Indemnified Party for any further legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.  If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense.  All the parties hereto shall cooperate in the defense of any Third-Party Claim.  Such cooperation shall include the retention and (upon the request of the party controlling the defense of the Third-Party Claim) the provision to the party controlling the defense of the Third-Party Claim of records and information that are reasonably relevant to such Third-Party Claim, and making employees (including any employees familiar with such Third-Party Claim) available to provide additional information and explanation of any material provided hereunder or to serve as a witness.  If the Indemnifying Party chooses to defend any Third-Party Claim, the Indemnified Party will agree to any settlement, compromise or discharge of such Third-Party Claim that the Indemnifying Party may recommend and that by its terms (i) obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third-Party Claim (relating to matters that the Indemnified Party is entitled to indemnification hereunder); (ii) does not compromise the Indemnified Party’s reputation; (iii) does not obligate the Indemnified Party to perform or refrain from performing any act under such compromise, settlement or discharge, there is no Lien  placed on any assets of the Indemnified Party and there is no injunctive or other non monetary relief; (iv) there is no finding or admission of any violation of any law, violation or the rights of any person by the Indemnified Party or any other liability of the Indemnified Party to any person; and (v) the Indemnified Party receives, as part of such settlement, compromise or discharge, a complete, general and unconditional release in form and substance reasonably satisfactory to the Indemnified Party.

(c)  If the Indemnifying Party elects not to assume and defend a Third-Party Claim, then the Indemnified Party, at the Indemnifying Party’s expense and with the Indemnified Party’s own counsel, may defend such matter; provided, however, that whether or not the Indemnifying Party shall have assumed the defense of such matter, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

SECTION 10.6  Procedures Relating to Non-Third-Party Claims.  The procedures contained in Section 10.5 shall not be read as a limitation on any party’s right to seek indemnification hereunder for matters other than Third-Party Claims.  In order for an Indemnified Party to be entitled to any indemnification provided hereunder, the Indemnified Party shall deliver notice of its claim, in writing and in reasonable detail specifying the basis of such claim, to the Indemnifying Party.  The failure by the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that the Indemnifying Party shall have been materially prejudiced as a result of such failure; provided that the Indemnifying Party shall have no liability whatsoever if such failure was intentional or resulted from the Indemnified Party’s gross negligence.  If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation, arbitration or otherwise.

SECTION 10.7  Acknowledgment.  The indemnities provided for in this Article X shall not be construed as an admission or conclusion, express or implied, as to liability or damages in respect of the subject matter of such indemnities.

ARTICLE XI
General Provisions

SECTION 11.1  Notices.  All notices and other communications hereunder shall be in writing (including facsimile or similar writing) and shall be sent, delivered, mailed, addressed or faxed:

(a) if to Purchaser or Finlay, to:	Finlay Fine Jewelry Corporation 529 Fifth Avenue New York, NY 10017 Fax: (212) 867-3326 Attn: President
with a copy to:	Steven Kirshenbaum, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036 Fax: (212) 969-2900
(b) if to Sellers, to:	Zale Corporation 901 West Walnut Hill Lane Irving, TX 75038 Attn: President Fax: (972) 580-4934
with a copy to:	W. Brinkley Dickerson, Jr. Troutman Sanders LLP 600 Peachtree Street, N.E., Suite 5200 Atlanta, Georgia 30308-2216 Fax: (404) 962-6743

Each such notice or other communication shall be given (i) by hand delivery, (ii) by a nationally recognized courier service, or (iii) by facsimile, receipt confirmed.  Each such notice or communication shall be effective (w) if delivered by hand or by nationally recognized courier service, when delivered at the address specified in this Section 11.1 (or in accordance with the latest unrevoked direction from such party), (x) one day after being sent by reputable overnight express courier, (y) five days after mailing first class mail, postage prepaid and (z) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 11.1 (or in accordance with the latest unrevoked direction from such party), and confirmation is received; provided that, the transmission of all pages is complete prior to 5:00 p.m. Central Time on a Business Day, and if complete after such time or on a non-Business Day, then such transmission shall be effective as of the next succeeding Business Day.  Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt.

SECTION 11.2  Severability.  If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties will attempt to agree in good faith upon a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

SECTION 11.3  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by facsimile or electronic mail) to each other party.

SECTION 11.4  Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the Schedules and Exhibits hereto), the Ancillary Documents and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof or thereof and (b) are not intended to confer upon any Person other than the parties identified herein (including any Indemnified Party) and their successors and permitted assigns any rights, benefits or remedies hereunder and no Person shall be a third party beneficiary of this Agreement.

SECTION 11.5  Attachments.  Every Schedule and Exhibit referred to in this Agreement is incorporated into this Agreement by reference.

SECTION 11.6  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely in the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

SECTION 11.7  Consent to Jurisdiction; Waiver of Jury Trial.

(a)  The parties hereto irrevocably submit to the exclusive jurisdiction of the United States District Court for the State of Delaware, located in Wilmington, New Castle County, or if such court does not have jurisdiction, the state court for the State of Delaware located in Wilmington, New Castle County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  The parties hereto further agree that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 11.1 shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the State of Delaware located in Wilmington, New Castle County, or (b) the state court for the State of Delaware located in Wilmington, New Castle County, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b)  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation as between the parties directly or indirectly arising out of, under or in connection with this Agreement, the Ancillary Documents, the transactions contemplated hereby or thereby or disputes relating hereto.  Each party hereto (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.7.

SECTION 11.8  Publicity.  From the date of this Agreement through the Closing, neither Parent, Sellers nor Purchaser shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other parties hereto, which consent shall not be unreasonably withheld, except as such release or announcement may be required by law or the rules or regulations of a national securities exchange in the United States.

SECTION 11.9  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder (including any rights, interests or obligations under Article X) shall be assigned by any party hereto without the prior written consent of the other parties hereto, provided, however, that Purchaser may assign any or all of its rights pursuant to this Agreement, including its rights to indemnification, to any of its lenders as collateral without the prior written consent of the other parties hereto.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

ARTICLE XII
Definitions

SECTION 12.1  Definitions.  The following terms shall have the respective meanings set forth below throughout this Agreement:

“2006 Audited Financials” has the meaning set forth in Section 5.7(c).

“2007 Audited Financials” has the meaning set forth in Section 8.2(d).

“2007 Unaudited Financials” has the meaning set forth in Section 3.5.

“Accounts Receivable” has the meaning set forth in Section 1.2(b)(ii).

“Acquired Assets” has the meaning set forth in Section 1.2(a).

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 5.10(a).

“Ancillary Documents” means, collectively, the Transition Services Agreement and any other agreement, certificate, instrument or other document to be executed and delivered pursuant hereto, as contemplated hereby or in connection with the consummation of the transactions contemplated by this Agreement.

“Assumed Liabilities” has the meaning set forth in Section 1.3(a).

“Business” has the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

“Business IP” has the meaning set forth in Section 3.12(a).

“Cash Deposit Amount” has the meaning set forth in Section 5.20.

“Cash Received” has the meaning set forth in Section 5.20.

“Cash Received Statement” has the meaning set forth in Section 5.20.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Deadline” has the meaning set forth in Section 9.1(a)(ii).

“Closing Inventory Value” means the value of the Inventory as determined in accordance with Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 4.4.

“Confidentiality Agreement” means that certain confidentiality letter agreement by and between Purchaser and Parent, dated April 24, 2007.

“Connecticut Transfer Act” has the meaning set forth in Section 3.16(h).

“Contracts” has the meaning set forth in Section 1.2(a)(vi).

“Deductible” has the meaning set forth in Section 10.1(a)(i).

“Distribution Center” has the meaning set forth in Section 1.2(a)(iii).

“Effective Time” shall mean 12:00 a.m. (New York time) on the day immediately following the Closing Date.

“Employees” has the meaning set forth in Section 6.1(a).

“Employee Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA); and (ii) each other material employee benefit plan, program,

arrangement, personnel or payroll policy, (including vacation time, holiday pay, service awards, moving expense reimbursement programs and sick leave) or fringe benefit, severance agreement or plan or any medical, hospital, dental, life or disability plan, excess benefit plan, bonus, stock option, stock purchase, or other material incentive plan (including any equity or equity-based plan), top hat plan or deferred compensation plan, change-of-control agreement, employment agreement or consulting agreement whether or not written, which in the case of each (i) and (ii), is maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Parent, Sellers or any of their ERISA Affiliates on behalf of any current or former employee, director or independent contractor involved in the Business (or any beneficiary or dependent thereof).

“Environmental Laws” means any Federal, state, interstate or local statute, law or regulation having the force of law and in effect and promulgated as such as of the Closing Date and which is applicable to the Acquired Assets, or any order, injunction, judgment, decree, ordinance or code, common law (including any judicial or administrative interpretations, guidances, directives, policy statements or opinions) or other enforceable requirement of any Governmental Entity having jurisdiction over the Acquired Assets, and relating to the pollution or protection of human health and safety or the environment, including any of the foregoing related to:  (i) Remedial Actions; (ii) the reporting, licensing, permitting or investigating of the emission, discharge, release or threatened release of Hazardous Substances into the air, surface water, ground water or land; or (iii) the manufacture, release, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Substances.

“Environmental Permits” has the meaning set forth in Section 3.16(g).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) that is treated as a single employer together with Sellers under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning set forth in Section 1.2(b).

“Excluded Liabilities” has the meaning set forth in Section 1.3(b).

“Exhibits” means the exhibits listed in the table of contents of this Agreement as attached hereto.

“Field Employees” has the meaning set forth in Section 6.1(a).

“Financial Statements” has the meaning set forth in Section 3.5.

“Finlay” has the meaning set forth in the preamble.

“FIRPTA Certificate” has the meaning set forth in Section 5.10(c).

“GAAP” means the generally accepted accounting principles of the United States.

“GE” has the meaning set forth in Section 4.4.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Substance” means any substance or material that is defined or regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax on or determined by reference to net income.

“Indemnified Party” means, with respect to the Purchaser, the Purchaser or any member of the Purchaser Group, and with respect to Parent or Sellers, the Parent, either Seller or any member of the Seller Group.

“Indemnifying Party” has the meaning set forth in Section 10.5(a).

“Independent Accountant” has the meaning set forth in Section 5.20.

“Intellectual Property” means patents, trademarks, domain names and copyrights and all registrations and applications for the foregoing, licensed rights, software, inventions, trade secrets, know-how, rights of privacy and publicity and all other intellectual property and similar rights throughout the world, and all goodwill associated with the foregoing.

“Intercompany Accounts” means intercompany payables, receivables, accounts, indebtedness and other liabilities between Parent and Sellers or their affiliates, on the one hand, and the Business, on the other hand.

“Inventory” has the meaning set forth in Section 1.2(a)(iii).

“Inventory Company” has the meaning set forth in the preamble.

“Inventory Count” has the meaning set forth in Section 2.3(a).

“Knowledge” means, with respect to Parent and Sellers, the actual (as opposed to constructive, implied or imputed) knowledge, without duty of inquiry or investigation, of the Persons listed on Schedule 12.1(a), and, with respect to Purchaser, the actual (as opposed to constructive, implied or imputed) knowledge, without duty of inquiry or investigation, of the Persons listed on Schedule 12.1(b).

“Leases” has the meaning set forth in Section 3.9.

“Lien” means mortgages, liens, security interests, easements, rights of way, pledges, restrictions or encumbrances of any nature whatsoever.

“Loans” has the meaning set forth in Section 6.2(d)

“Losses” has the meaning set forth in Section 10.1(a).

“Material Adverse Effect” means any event, occurrence, fact, condition, development, change or effect that, individually or in the aggregate with similar events (within the context of the applicable reference to Material Adverse Effect), occurrences, facts, conditions, developments, changes or effects, has or could reasonably be expected to have a material and adverse effect on the business, assets, properties, operations, financial condition or results of operations of the Business taken as a whole; provided, however, that the following shall not be taken into account in determining whether there has been or would be a “Material Adverse Effect”:  (i) any adverse changes or developments resulting from conditions affecting the United States or any foreign economy generally; (ii) any adverse changes or developments that are primarily caused by conditions affecting the jewelry industry generally; (iii) the failure by the Business to meet its internal revenue or earnings predictions or expectations or otherwise for any period ending or for which earnings are released on or after the date of this Agreement (provided that the facts, events or circumstances underlying such failure shall not be excluded when determining a Material Adverse Effect); (iv) any adverse changes or developments in the laws, regulations, rules or orders of any Governmental Entity; (v) any adverse changes or developments that are attributable to seasonal fluctuations in the industry in which the Business operates; (vi) any acts of war, insurrection, sabotage or terrorism; and (vii) any adverse changes or developments arising primarily out of, or resulting primarily from, actions taken by any party in connection with (but not in breach of) this Agreement or the Ancillary Agreements and the transactions contemplated hereunder and thereunder or which are primarily attributable to the announcement of this Agreement and the transactions contemplated hereby or the identity of Purchaser (including, any litigation, employee attrition, any loss or postponement of business resulting from the termination or modification of any vendor, customer or other business relationships, any delay of customer orders or otherwise, as well as any corresponding change in the margins, profitability or financial condition of such party, but specifically excluding the failure to obtain any required consents of any Governmental Entities or other third parties, including with respect to the HSR Act); provided that in the case of (i), (ii), (iii), (iv), (v) and (vi), only to the extent that such events, occurrences, facts, conditions, developments, changes or effects do not disproportionately affect the Business relative to other members of the jewelry industry.

“Non-Income Taxes” means any Tax other than an Income Tax.

“Opco” has the meaning set forth in the preamble.

“Parent” has the meaning set forth in the preamble.

“Parent Trademarks” has the meaning set forth in Section 5.13.

“Permits” has the meaning set forth in Section 1.2(a)(xiii).

“Permitted Liens” means (i) Liens disclosed on Schedule 3.8, (ii) mechanics’, carriers’, workmen’s, repairmen’s and other like Liens arising or incurred in the ordinary course of business that are not in the aggregate material to the Business, and (iii) Liens arising under conditional sales contracts or as purchase money security interests for the purchase or lease of personal property.  Notwithstanding the foregoing, at the Effective Time, Permitted Liens shall only include (ii) and (iii) of this definition to the extent that they relate to an Assumed Liability under Section 1.3(a)(ii) or Section 1.3(a)(iii).

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, trust, business association or other entity, including any Governmental Entity.

“Personal Property” has the meaning set forth in Section 1.2(a)(ii).

“Petty Cash” has the meaning set forth in Section 1.2(a)(xi).

“Post-Closing Tax Periods” means taxable periods applicable to the operation of the Business and the Acquired Assets beginning after the Closing Date and with respect to a Straddle Period, the portion of such taxable period beginning immediately after the Closing Date.

“Pre-Closing Tax Periods” means taxable periods applicable to the operation of the Business and the Acquired Assets ending on or before the Closing Date and with respect to a Straddle Period, the portion of such taxable period ending on the Closing Date.

“Previously Issued Gift Cards” has the meaning set forth in Section 1.3(d).

“Previously Issued Layaways” has the meaning set forth in Section 1.3(d).

“Property Taxes” means personal property taxes, real property taxes and occupancy taxes.

“Prorated Assets and Liabilities” has the meaning set forth in Section 5.11(a).

“Purchase Price” has the meaning set forth in Section 1.4.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser 401(k) Plan” has the meaning set forth in Section 6.2(d)

“Purchaser Group” has the meaning set forth in Section 10.1(a).

“Purchaser’s Benefit Plans” has the meaning set forth in Section 6.2(a).

“Radius Provision” has the meaning set forth in the definition of Required Consents.

“Real Property” has the meaning set forth in Section 1.2(a)(i).

“Recapture Provision” has the meaning set forth in the definition of Required Consents.

“Remedial Action” means any response action, removal action, remedial action, corrective action, monitoring program, sampling program, investigation or other cleanup activity required by any Environmental Law to clean up, remove, remediate, treat or abate any Hazardous Substance in the environment.

“Required Consents” shall mean consents for the assignment of the Leases that  are sufficient to assign to Purchaser Leases that provide 90% or more of the Business’ aggregate store contribution for the fiscal year ended July 31, 2007 as set forth in Schedule 1.4 under the column labeled “Contr % of Total”.  For purposes of determining whether a consent shall be deemed to qualify as a Required Consent, such consent  (i) shall confirm the material terms of the Lease and the absence of any defaults or breaches thereunder, (ii) shall waive the application of any so-called “radius” clause with respect to any stores, locations or operations of Purchaser existing as of the date hereof (to the extent such “radius” clause could apply to any such store, location or operation) (a “Radius Provision”), (iii) shall confirm that no payments shall be required as a result of the transfer other than reasonable and customary consent fees (e.g., a $1,000 consent fee) or administrative expense reimbursements, which expenses shall be borne by Sellers, (iv) shall waive any recapture or similar rights of termination with respect to the assignment of the Lease (a “Recapture Provision”), (v) shall not condition such consent upon a modification in any material respect of the Lease and (vi) shall not result in any loss of options to extend the term thereof or any rights or first refusal or similar rights.

“Representatives” has the meaning set forth in Section 5.2.

“Reviewing Accountants” has the meaning set forth in Section 5.10(a).

“Scheduled Employees” has the meaning set forth in Section 6.1(a).

“Schedules” means the schedules referred to in this Agreement as attached hereto.

“Seller” has the meaning set forth in the preamble.

“Seller Data” has the meaning set forth in Section 1.2(a)(iv).

“Seller 401(k) Plan” means the 401(k) Plan of Parent and Sellers.

“Seller Group” has the meaning set forth in Section 10.2(a).

“Seller Guarantees” has the meaning set forth in Section 5.15.

“Seller Insurance Policies” has the meaning set forth in Section 5.14.

“Specified Marks” has the meaning set forth in Section 1.2(a)(vii).

“Straddle Period” means the period beginning on or before the Closing Date and ending after the Closing Date.

“Supplemental Financial Information” has the meaning set forth in Section 5.7(c).

“Supplies” has the meaning set forth in Section 1.2(a)(x).

“Tax” means (i) all Federal, state, foreign, provincial, local and other governmental taxes, assessments, duties, fees, levies or similar charges of any kind, including, without limitation, all income, profit, franchise, excise, property, use, intangibles, sales, payroll, employment, withholding, stamp, transfer, value added, recording, registration, goods and services, real estate, ad valorem, net proceeds, net worth, special assessments, capital stock, license, social security, workers’ compensation, unemployment compensation, utility, severance, production, occupation, premium, windfall profits, and other taxes, and including all interest, fines, penalties or additions imposed with respect to such amounts of taxes, assessments, duties, fees, levies or similar charges, whether disputed or not, or (ii) any liability for or in respect of the payment of any amount described in clause (i) of this definition as a member of a consolidated, affiliated, unitary or similar group, as a transferee or successor, by contract or otherwise.

“Tax Liability” means any liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, with respect to Taxes.

“Tax Proceeding” has the meaning set forth in Section 3.17(a).

“Tax Return” means any return, report, form or other information filed with any Tax authority with respect to Taxes.

“Third Party” means any Person that is neither a party to this Agreement nor is an Indemnified Party.

“Third-Party Claim” means any claim, complaint or the commencement of any audit, investigation, action or proceeding by a Third Party (including any Governmental Entity).

“Transfer Taxes” has the meaning set forth in Section 5.10(b).

“Transferring Employee” has the meaning set forth in Section 6.1(a).

“Transition Services Agreement” means the form of agreement attached hereto as Exhibit A as to be delivered at Closing.

SECTION 12.2  Construction and Interpretation of Certain Terms and Phrases.  Unless the context of this Agreement otherwise requires:  (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrases “ordinary course of the operation of the Business” and “ordinary course of the operation of the Business consistent with past practice” refer to the business and practice of Sellers in connection with the Business and the Acquired Assets.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  For purposes of any indemnification provision in this Agreement, the word “expenses” shall mean out-of-pocket expenses, and shall not include any allocations of internal salaries and other expenses.  Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ZALE CORPORATION

By:	/s/ Mary E. Burton
Name:	Mary E. Burton
Title:	President and Chief Executive Officer

ZALE DELAWARE, INC.

By:	/s/ Mary E. Burton
Name:	Mary E. Burton
Title:	President and Chief Executive Officer

TXDC, L.P.
By:	Zale Delaware, Inc., its General Partner

By:	/s/ Mary E. Burton
Name:	Mary E. Burton
Title:	President and Chief Executive Officer

FINLAY FINE JEWELRY CORPORATION

By:	/s/ Bruce Zurlnick
Name:	Bruce Zurlnick
Title:	Senior Vice President, Treasurer and Chief Financial Officer

for the limited purposes stated herein:
FINLAY ENTERPRISES, INC.

By:	/s/ Bruce Zurlnick
Name:	Bruce Zurlnick
Title:	Senior Vice President, Treasurer and Chief Financial Officer